 As filed with the Securities and Exchange Commission on November 12, 1996


                        Registration No. 333-12293
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                  -------------------------------------------

                            AMENDMENT NO. 1 TO
                                   FORM SB-1
                            REGISTRATION STATEMENT

                                  Under

                        The Securities Act of 1933
                  -------------------------------------------
                             PEOPLES BANCORP, INC.
                (Name of Small Business Issuer in Its Charter)

          Georgia                         6711                58-2265412
-----------------------------         -------------        ------------------
(State of Jurisdiction of       (Primary Standard Industrial  (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)  Identification No.)

                             516 Bankhead Highway
                          Carrollton, Georgia  30117
                                (770) 838-9608
         (Address and Telephone Number of Principal Executive Offices)

          Timothy I. Warren                        With a copy to:
        Peoples Bancorp, Inc.                    Gilbert H. Davis, Esq.
         516 Bankhead Highway                    Stanley H. Pollock, Esq.
      Carrollton, Georgia 30117                      Holland & Knight
           (770) 838-9608                     Suite 2000, One Atlantic Center
(Name, address and telephone number of           1201 West Peachtree Street
          agent for service)                    Atlanta, Georgia 30309-3400

                  ____________________________________________
Approximate date of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         _____________________________

                                      CALCULATION OF REGISTRATION FEE
========================================================================================================
                                                  Proposed Maximum  Proposed Maximum
      Title of Class of         Dollar Amount     Offering Price      Aggregate         Amount of
 Securities To Be Registered   To Be Registered     Per Share       Offering Price   Registration Fee
--------------------------------------------------------------------------------------------------------
Common Stock                         $8,000,000            $10.00        $8,000,000            $2,759
========================================================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Disclosure alternative used (check one):  Alternative 1 _______     Alternative
2   X
  -----

            CROSS REFERENCE SHEET BETWEEN FORM SB-1 AND PROSPECTUS

                 Form Number and Caption                                    Location or Heading in Prospectus
                 ---------------------------------------------------------  -------------------------------------------------
1.               Inside Front and Outside Back Cover Pages of               Inside Front and Outside Back Cover Pages;
                 Prospectus...............................................  Additional Information

2.               Significant Parties......................................  Management; Principal Shareholders; Legal Matters

3.               Relationship with Issuer of Experts Named in
                 Registration Statement...................................  Not Applicable

4.               Legal Proceedings........................................  Not Applicable

5.               Changes in and Disagreements with Accountants............  Not Applicable

6.               Disclosure of Commission Position on Indemnification for   Management
                 Securities Act Liabilities...............................

Model B Items

1.               Cover Page...............................................  Front Cover Page

2.               Distribution Spread......................................  Front Cover Page

3.               Summary Information, Risk Factors and Dilution...........  Prospectus Summary; Risk Factors

4.               Plan of Distribution.....................................  The Offering

5.               Use of Proceeds to Issuer................................  Use of Proceeds

6.               Description of Business..................................  Prospectus Summary; Business; Supervision and
                                                                            Regulation

7.               Description of Property..................................  Business

8.               Directors, Executive Officers and Significant Employees..  Management

9.               Remuneration of Directors and Officers...................  Management

10.              Security Ownership of Certain Security Holders and
                 Management...............................................  Principal Shareholders


11.              Interest of Management and Others in Certain
                 Transactions.............................................  Certain Transactions


12.              Securities Being Offered.................................  Description of Capital Stock; Divident Policy

PART F/S

13.              Financial Information Required in Prospectus.............  Financial Statements

                             PEOPLES BANCORP, INC.
                      a proposed bank holding company for

                         PEOPLES BANK OF WEST GEORGIA
                               (In Organization)
          to be headquartered in Carrollton, Carroll County, Georgia


$6,250,000 MINIMUM OFFERING -- 625,000 SHARES OF COMMON STOCK AT $10 PER
                                  SHARE
$8,000,000 MAXIMUM OFFERING -- 800,000 SHARES OF COMMON STOCK AT $10 PER SHARE
                    MINIMUM PURCHASE - 100 SHARES ($1,000)


          Peoples Bancorp, Inc. (the "Company") has been formed to become a bank holding company which will own all of the issued stock of Peoples Bank of West Georgia (In Organization) (the "Bank"). The Bank is currently being organized under the laws of the State of Georgia as a state-chartered commercial bank with deposits to be insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank received its bank charter from the Georgia Department of Banking and Finance (the "DBF") on October 11, 1996, and received preliminary approval of its application for federal deposit insurance from the FDIC on October 30, 1996. Neither the Company nor the Bank has commenced operations and neither will do so unless this offering provides the funds required to capitalize the Bank and the Company and the Bank receives a permit to begin business from the DBF and final approval of insurance of deposit accounts by the FDIC. The Company is offering for sale a minimum of 625,000 shares and a maximum of 800,000 shares (the "Shares") of the $.01 par value common stock (the "Common Stock") with minimum proceeds to the Company of at least $6,250,000 after payment of any sales commissions. The organizers, directors and officers of the Company and Bank currently intend to subscribe for at least 326,400 Shares of this offering. See "Management" and "Principal Shareholders." There has been no public market for the Common Stock and there can be no assurance that an active trading market will develop as a result of this offering. See "The Offering" and "Description of Capital Stock."

          This offering will not be completed unless the Company's directors have determined in their reasonable discretion that an adequate provision has been made to obtain the Bank's permit to begin business and insurance of accounts. Such regulatory approvals generally are conditioned upon the Company and the Bank satisfying certain conditions within specified time periods, including the capitalization of the Bank from the proceeds of this offering.

                              ___________________       (Continued on next page)

THESE SECURITIES ARE NOT SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE "RISK FACTORS" SECTION OF THE PROSPECTUS FOR A DISCUSSION OF THOSE RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISK TO AN INVESTOR.

                              ___________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
           OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


=======================================================================================
                                                     Underwriting
                                    Price to        Discounts and       Proceeds to
                                     Public        Commissions (1)      Company (2)
---------------------------------------------------------------------------------------
Per Share......................       $10                $0                $10

Minimum Offering(3)............    $6,250,000            $0             $6,250,000

Maximum Offering(3)............    $8,000,000            $0             $8,000,000
=======================================================================================


                                                        (Footnotes on next page)

              THE DATE OF THIS PROSPECTUS IS ____________, 1996.

(Cover page continued)


          The Company believes that all regulatory conditions will be satisfied within two months following the release of subscription proceeds from the escrow account for the minimum offering, depending on the length of time required to complete the minimum offering. Subscription proceeds will not be released from the escrow account until (i) the Company receives subscriptions for at least 625,000 Shares with proceeds to the Company of at least $6,250,000 after any commissions paid, and (ii) the Bank directors have made adequate provisions for satisfying (as they determine in their reasonable discretion) any regulatory conditions that may be imposed prior to obtaining a permit to begin business from the DBF and insurance of deposit accounts from the FDIC. However, there is a possibility the Bank will not obtain require final regulatory approvals and that the Bank may not be permitted to open for business, even if this offering is completed, the Shares issued and proceeds expended. In that event, purchasers of the Shares would likely suffer a material loss or, in an extreme case, a complete loss of their investment. See "Risk Factors," "The Offering" and "Business."

          The Company's offices are currently located at 516 Bankhead Highway, Carrollton, Georgia 30117, and its telephone number is (770) 838-9608.


                              ___________________

(Footnotes from previous page)


(1) The Shares are being offered on behalf of the Company by the organizers, directors and executive officers of the Company and the Bank. Such associated persons will receive no compensation for selling the Shares, but shall be reimbursed for reasonable expenses incurred by them in connection with this offering. Such associated persons are not deemed to be "brokers" solely by reason of their participation in this offering in accordance with Rule 3a4-1 of the Securities Act of 1934, as amended. The offering is not underwritten and the Company has employed no brokers, dealers, or salespersons in connection with the sale of the Shares. However, the Company reserves the right to simultaneously offer the Shares through registered securities broker-dealers or sales persons and to pay reasonable commissions not to exceed 8.0% of gross offering proceed to such persons, subject to the condition that the proceeds to the Company of the offering are not less than $6,250,000 net of commissions paid.

(2) Before deduction of expenses payable by the Company estimated at $38,000 for registration fees, legal and accounting fees, printing costs and other offering expenses.


(3) This offering consists of a minimum offering of 625,000 Shares and a maximum offering of 800,000 Shares. The minimum offering is being made on a "best efforts, all or none" basis and all subscription proceeds will be deposited in an escrow account with The Bankers Bank, Atlanta, Georgia, pending acceptance or rejection of subscriptions and completion of the minimum offering. If subscription proceeds from the sale of the minimum offering are not deposited in the escrow account by January 31, 1997 (which period may be extended for up to three 90-day periods by the Company without notice to subscribers but not beyond October 31, 1997), subscriptions will be canceled and all proceeds will be returned promptly to subscribers by mail in full without interest. After completion of the
                                    ----------------
     minimum offering, the sale of up to the additional 175,000 Shares of the maximum offering may be continued on a "best efforts basis" through October 31, 1997 or opening of the Bank, and all subscription proceeds shall be deposited in a non-escrow Company deposit account at The Bankers Bank pending acceptance or rejection of subscriptions. The Company will accept or reject subscriptions within 15 days of receipt. Interest earned on all subscription proceeds will be paid to the Company whether or not the minimum offering is completed. Subscriptions are not binding until accepted by the Company. The Company reserves the right to accept or reject subscriptions, in whole or in part, in its sole discretion. Subscriptions which have been accepted will be subsequently canceled by the Company in the event the conditions of this offering have not been timely satisfied. Proceeds of rejected or canceled subscriptions would be returned promptly to subscribers by mail in full without interest after the
                                                      ----------------
     occurrence of such event and in any event no later than October 31, 1997. All costs and expenses in excess of interest earned on subscription proceeds of this offering will be borne by the organizers and directors of the Company in the event the minimum offering fails and all subscriptions are canceled.


          The Company may not be required to file reports under the Securities Exchange Act of 1934, as amended, after 1996 or 1997. However, the Company intends to furnish its shareholders with annual reports that include audited financial statements in any event.

                              PROSPECTUS SUMMARY

          THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE PURCHASERS SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE MAKING AN INVESTMENT DECISION.

THE COMPANY AND THE BANK


          Peoples Bancorp, Inc. (the "Company") was incorporated on August 27, 1996 for the purpose of becoming a bank holding company for its proposed wholly-owned subsidiary, Peoples Bank of West Georgia (In Organization) (the "Bank"). The Company filed applications to the Board of Governors of the Federal Reserve System (the "FRB") and the Georgia Department of Banking and Finance (the "DBF") on November 4, 1996 for authority to become a bank holding company which will own all of the issued stock of the Bank. Those applications are pending with the FRB and DBF but have not yet been approved. The holding company structure will provide the Company with greater flexibility than the Bank would otherwise have to expand and diversify its business activities, such as through newly formed subsidiaries or through acquisitions.


          The Bank has been organized under the laws of the State of Georgia as a state-chartered commercial bank with deposits to be insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank received its bank charter approval from the DBF on October 11, 1996 and received preliminary approval of its application for federal deposit insurance from the FDIC on October 30, 1996. The Bank is to be located in Carrollton, Carroll County, Georgia, which will be the Bank's primary service area. The Bank is currently in the process of fulfilling the conditions established by the DBF and FDIC in order to obtain a permit to begin business from the DBF and insurance of deposit accounts from the FDIC. The regulatory approvals from the FRB, the FDIC and the DBF are or will be variously effective for three months to two years with provision for extensions to provide adequate time to complete the offering and commence business operations. The Organizers believe that any regulatory approval to extend expiration dates will be approved by the agencies in due course. Upon approval of the Company's holding company applications by the FRB and DBF, the issuance of the permit to begin business by the DBF and insurance of deposit accounts by the FDIC, the Bank will be permitted to begin business and no further regulatory approvals will be required. The Bank will then seek to attract deposits from the general public and will make commercial, consumer and real estate loans. Customer deposits with the Bank will be insured to the maximum extent provided by law through the FDIC. See "Business."

          The applications for the Company to become a bank holding company and for the Bank to become a state-chartered commercial bank were submitted by Messrs. Timothy I. Warren, Steve R. Adams, John B. Bohannon, Ann C. Carter, Lester H. Harmon, William P. Johnson, Phillip Kauffman, Jeff R. Matthews, Charles J. Puckett, William C. Seaton and Mark S. Swindle, the organizers and directors of the Company and the Bank (the "Organizers"). The Company and the Bank have employed Timothy I. Warren as their President and Chief Executive Officer and Elaine B. Lovvorn has been employed as Senior Vice President, Chief Financial and Operations Officer of the Bank. As a full-time employee, and the Chief Executive Officer, Mr. Warren has primary responsibility for the organizational efforts of the Company and the Bank, and the loss of Mr. Warren's services could cause organizational efforts to fail. See "Management," "Principal Shareholders" and "Certain Transactions."

          Neither the Company nor the Bank has commenced their respective operations as a bank holding company or as a commercial bank and neither will do so unless the required capitalization of the Bank by the Company is obtained from proceeds of this offering and regulatory approvals are obtained. The Company believes that all regulatory conditions will be satisfied within two months following the release of subscription proceeds from the escrow account for the minimum offering, depending on the length of time required to complete the minimum offering. See "Risk Factors -- Burdens of Government Regulation; Requirement for Further Regulatory Approvals," "Business" and "Supervision and Regulation."

          Subject to the approval of the DBF and a final determination by the Organizers, the Bank's and Company's permanent offices are to be located at 631 Bankhead Highway, Carrollton, Carroll County, Georgia 30117 (the "Main Office"). However, the Company's offices are currently located at 516 Bankhead Highway in Carrollton (the "Temporary Offices"), and the Bank proposes to begin business at that location pending construction of the Main Office. The Company's telephone number is (770) 838-9608.

THE OFFERING


          This offering consists of a minimum offering of 625,000 Shares offered on a "best efforts, all or none" basis and an additional 175,000 Shares offered on a "best efforts" basis for a maximum offering of up to 800,000 Shares. The minimum number of Shares required to be sold will increase to the extent necessary to result in net proceeds to the Company of at least $6,250,000 after paying sales commissions not to exceed 8.0% of gross offering proceeds in the event the Company retains securities broker-dealers or sales persons to assist with the offering. A minimum subscription of 100 Shares ($1,000) has been established by the Company.

          The Organizers of the Bank currently intend to subscribe for 326,400 Shares of this offering. The Organizers may, but are not obligated to, purchase additional Shares if such purchases are necessary to complete the minimum offering. The maximum aggregate number of Shares that these Organizers may purchase in the minimum offering is 393,750 Shares. The foregoing numerical limitation does not apply to any Shares of this offering to be purchased by any additional persons who may become officers or directors of the Company or the Bank after the date of this Prospectus or to additional Shares purchased once the minimum offering has been achieved. See "Management," "Principal Shareholders" and "Certain Transactions."

USE OF PROCEEDS


          The Company and the Bank will use the net proceeds of this offering
(i) to capitalize the Bank through the purchase of 600,000 shares of the Bank's common stock at a price of $10.00 per share, (ii) to pay directly or to repay amounts borrowed by the Company (and guaranteed by the Organizers) pursuant to a $350,000 line of credit from Peoples Bank of Fannin County (the "Organization Loan") used to pay organizational, offering and pre-opening expenses, (iii) to purchase, construct and furnish the Main Office for the Company and the Bank,
(iv) to fund rent and other operating expenses of the Temporary Offices, and
(iv) for general corporate purposes, including supporting the Bank's growth and engaging in other permitted activities. See "Use of Proceeds," "Business," "Supervision and Regulation" and "Certain Transactions."

RISK FACTORS

          An investment in the securities offered by this prospectus involves substantial risks, including the following:

          . The Company and the Bank will be subject to extensive government regulation and control, which will limit the scope of Company and Bank activities and impose compliance burdens and costs.

          . Neither the Company nor the Bank has commenced their respective operations and neither will do so unless the required capitalization of the Bank by the Company is obtained from proceeds of this offering and regulatory approvals are obtained. There can be no assurance that the Company or the Bank will not be delayed in or precluded from the commencement of their respective business operations, even if proceeds of this offering have been expended and Shares issued.

          . The Bank will experience competition in attracting and retaining deposit accounts, making commercial, consumer and real estate loans and providing other services in its primary service area with many well-established commercial banks and savings institutions which may have competitive advantages over the Bank.

          . The Company and the Bank are presently being organized and therefore neither has any prior operating history. New commercial banking institutions are frequently not profitable in the initial years of operations and no assurance can be given as to the ultimate success of the Bank.

          . The profitability of the Bank will be materially affected by economic conditions and other uncertainties beyond the Bank's control due to the nature of its business.

          . The Bank's marketing focus on small to medium sized businesses and real estate developers and builders, as well as on middle class customers, may involve certain lending risks beyond those inherent to commercial banking institutions who rely on larger businesses and more wealthy customers.

          . The Company has entered into an employment agreement with an individual with banking experience to serve as president of the Bank, but the success of the Company and the Bank will depend upon the ability of the Company and the Bank to employ and retain skilled banking personnel at all levels of their business.

          . The public offering price for the securities being offered hereby was determined by the Board of Directors of the Company and bears no relation to any established criteria of value.

          . The Company does not anticipate paying cash dividends on its Common Stock in the immediate future and regulatory requirements restrict the amount of dividends that it may pay.

          . Although the securities being offered hereby will be freely transferable immediately upon issuance, there is no current public market for the Common Stock and it is not currently expected that an active trading market will develop in the near future.

          . Upon completion of this offering, the Organizers of the Company will own a substantial percentage of the Company's outstanding Common Stock and stock options will be issued in the future to officers and key employees of the Company and the Bank, which will result in control of the Board of Directors and policies of the Company and the Bank by the Organizers, directors and officers of the Company.

          . A shareholder's percentage ownership interest in the Company acquired pursuant to this offering is subject to dilution under certain circumstances following the completion of the offering.

          . Certain provisions in the Company's Articles of Incorporation and Bylaws may discourage non-negotiated take-over attempts which certain shareholders might deem to be in their best interest and may tend to perpetuate existing management.

See "Risk Factors."

                                 RISK FACTORS

          AN INVESTMENT IN THE SHARES OF THE COMMON STOCK OFFERED HEREBY INVOLVES A SUBSTANTIAL DEGREE OF RISK AND SHOULD BE UNDERTAKEN ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THESE SHARES WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. IN ADDITION TO INDIVIDUAL CONSIDERATIONS AND FACTORS SET FORTH ELSEWHERE IN THIS PROSPECTUS, PERSONS INTERESTED IN PURCHASING SHARES OF THE COMMON STOCK SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING A DECISION TO SUBSCRIBE.

          BURDENS OF GOVERNMENT REGULATION. The Company and the Bank will be subject to extensive government regulation and control. This regulation not only imposes cost and compliance burdens but also limits and defines the scope and nature of the Company's and the Bank's activities. See "Business" and "Supervision and Regulation."

          REQUIREMENT FOR FURTHER REGULATORY APPROVALS. Neither the Company nor the Bank has commenced their respective operations as a bank holding company or as a commercial bank and neither will do so unless the required capitalization of the Bank by the Company is obtained from proceeds of this offering, the FRB and DBF approve the Company's holding company applications, the DBF issues a permit to begin business and the FDIC authorizes insurance of deposit accounts. Although the Company does not foresee any difficulty in meeting the requirements and time deadlines established for obtaining such authorizations, there can be no assurance that the Company or the Bank will not be delayed in or precluded from the commencement of their respective business operations.

          There is also a possibility that this offering could be completed, the Shares issued and offering proceeds expended as described in "Use of Proceeds" without the DBF ultimately issuing a permit to begin business or the FDIC ultimately granting insurance of deposit accounts. In that event, the Company's directors could determine to pursue voluntary dissolution of the Bank and to propose that the shareholders approve the liquidation of the Company and to distribute net assets to the Company's shareholders. In the event the Bank does not open for business, it would likely result in a material loss to purchasers of the Shares and, in an extreme case, a subscriber could lose the entire amount of his investment. The Organizers will have the discretion to determine whether adequate provision has been made to satisfy remaining conditions for required regulatory approvals if the minimum offering is completed, and will have an economic incentive to do so because offering proceeds will be used to repay the Organization Loan guaranteed by the Organizers. See "Certain Transactions."

          EXPECTED UNPROFITABLE OPERATIONS. New commercial banking institutions are generally not profitable in the initial years of operations, and the Organizers of the Company and the Bank do not expect to achieve profitable operations on a current basis until at least the second full year of operations. No assurance can be given as to when or whether the Bank's operations will become profitable.

          COMPETITION WITH WELL-ESTABLISHED FINANCIAL INSTITUTIONS. The Bank will experience competition in attracting and retaining deposit accounts, making commercial, consumer and real estate loans and providing other services in its primary service area with many well-established financial institutions which may have competitive advantages as a result of greater resources and higher lending limits (by virtue of their greater capitalization) than the Company or the Bank. Such competitors also may offer their customers certain services which the Bank will not provide directly but might be offered indirectly by the Bank through correspondent institutions. Moreover, entry into the Bank's primary service area of other independent institutions may affect the Bank's competitive position. In addition to commercial banks and savings institutions, the Bank will be competing with credit unions, brokerage firms, money market funds, and other financial institutions which provide services similar to the deposit, lending and other services to be offered by the Bank, and which may have competitive advantages as a result of greater capitalization or being subject to different regulations.

          In order to compete with other financial institutions in its primary service area, the Bank will rely principally upon local advertising and promotional activity and upon personal contacts by its directors, officers and shareholders to attract business and acquaint potential customers with the personalized services to be offered by an independent, locally-owned and headquartered commercial bank. The Organizers believe that the Bank will be able to compete effectively with other institutions, but no assurance can be given in this regard. See "Business."

          LACK OF OPERATING HISTORY. The Company and the Bank are presently being organized and neither has any prior operating history. Since the Company will function principally as a bank holding company, its success will depend on the Bank's operations. The business of commercial banking involves primarily the acceptance by the Bank of deposits from customers, and the investment by the Bank of those funds in either securities (for instance, United States Treasury obligations) or loans to customers of the Bank. Profits from operations depend, in large part, on the spread between the interest income earned by the Bank on its investments and loans and the interest paid by the Bank on deposits. Deposit flows are influenced by a number of factors including interest rates on money market funds and other competing investments, account maturities and levels of personal income and savings. Lending activities are influenced by, among other things, the demand for and supply of housing, commercial ventures and consumer goods, conditions in the local economy, and the availability and cost of funds. Sources of funds for lending activities include deposits, loan payments, proceeds from sales of loans, investment returns and borrowings. No assurance can be given as to the ultimate success of the Bank. See "Business."

          POTENTIAL ADVERSE IMPACT OF ECONOMIC CONDITIONS AND OTHER UNCERTAINTIES. The results of operations of commercial banking institutions depend to a large extent on the level of "net interest income" or "rate differentials" (i.e., the difference between the income earned on loans, securities and other assets, and the interest paid on deposits and other borrowings). Net interest income is materially affected by general economic and political conditions (both domestic and international), the monetary and fiscal policies of the federal government and the regulatory policies of governmental agencies. Conditions such as fluctuating interest rates, money supply policies, inflation, recession, unemployment, natural resource policies, international conflicts, and other factors beyond the Bank's control may adversely affect the profitability of the Bank. See "Business" and "Supervision and Regulation."

          Management anticipates that a majority of the Bank's borrowers and depositors will be businesses and individuals located and doing business in and around Carrollton, Carroll County, Georgia. Any factors which adversely affect the local economy would be likely to have an adverse effect on the performance of the Bank.

          LENDING RISKS. The risk of nonpayment (or deferred payment) of loans is inherent to commercial banking institutions. The Bank's marketing focus on small to medium sized businesses and real estate developers and builders, as well as on middle-class customers may, however, involve certain lending risks not inherent in loans to larger business and real estate developers and builders or to more wealthy customers. Larger organizations would have greater capacity to repay amounts loaned by the Bank in the event of an economic downturn or other adversity than the smaller companies to which the Bank will be lending. Management of the Bank intends to carefully evaluate all loan applicants and to attempt to minimize its credit risk exposure by use of thorough loan application and approval procedures. Because the Bank will create its loan portfolio from all new customers, it will be several years before the quality of the Bank's established loan portfolio can be fully evaluated. See "Business."

          NEED FOR RETENTION OF PERSONNEL WITH BANKING MANAGEMENT EXPERIENCE. The Bank has an employment agreement with Mr. Warren as President of the Bank, and expects to enter into employment agreements with other executive officers of the Bank. The Bank also has employed Elaine B. Lovvorn as Senior Vice President and Chief Financial and Operations Officer. The Bank intends to employ a staff of experienced banking personnel at all levels of services to its customers. The DBF has required the Bank to employ a Senior Credit Officer before the DBF issues a permit to begin business. The Bank is actively seeking qualified candidates to fill this position. Any person selected by the Bank to serve as Senior Credit Officer will be subject to prior approval by the DBF and FDIC. There can be no assurance that the Bank will be able to retain a person to act in such capacity who is acceptable to the DBF and the FDIC. The ability of the Company and the Bank to conduct their operations in an organized, efficient and profitable manner will depend greatly upon the skills of banking personnel and on their continued employment by the Company and the Bank. See "Management."


          ARBITRARY OFFERING PRICE. Since neither the Company nor the Bank has any prior operating history, the public offering price for the securities being offered hereby was determined by the Board of Directors of the Company and bears no relationship to assets, book value, earnings or other established criteria of value. In fixing the public offering price, the Board of Directors considered, among other things, the Bank's business plan, the regulatory requirement that the Bank have an initial capitalization of at least $6,000,000, the marketability of various offering prices, and the offering prices of other newly-organized bank holding companies and financial institutions. The Board has determined to seek sufficient capital from this initial public offering in order to reach the goals of the Bank's business plan and to provide support for the Bank's growth and to engage in other permitted activities. See "Business."

          RESTRICTIONS ON DIVIDENDS. In order to preserve its capital to facilitate growth and expansion of its business, the Company does not anticipate paying cash dividends on its Common Stock in the immediate future. Furthermore, the Company's primary source of funds for the payment of dividends will be dividends from the Bank, and there are regulatory requirements and limitations on the amount of dividends that the Bank may pay to the Company. See "Dividend Policy" and "Supervision and Regulation."

          LIMITED TRADING MARKET. The securities being offered hereby will not be subject to any specific restrictions on transfer (with the exception of securities held by the Company's directors, officers and affiliates) and will be freely transfer rable immediately upon issuance. Nevertheless, prior to this offering there has been no public market for the Common Stock and it is not currently expected that an active trading market will develop for at least several years after this offering, if ever. As a result, shareholders who desire to sell their Common Stock may be required to locate purchasers on their own and may not be able to do so.


          POTENTIAL CONTROL BY MANAGEMENT. Upon completion of this offering, the Organizers and current officers of the Company anticipate owning approximately 40.8% of the outstanding Shares of the Company's Common Stock assuming a maximum offering is achieved (or approximately 52.2% assuming a minimum offering is achieved). The Company also expects to grant stock options to officers and key employees of the Company and the Bank in the future, with options with respect to 23,000 Shares currently expected to be granted prior to commencing operations. The Organizers, directors and officers of the Company may, by virtue of their ownership of Shares, control the Board of Directors and the policies of the Company and the Bank. The foregoing percentages may increase upon the addition of new directors and officers who determine to purchase Shares or if any Organizers determine to purchase additional Shares in this offering or otherwise, which increase cannot be currently determined. See "Management," "Principal Shareholders" and "Certain Transactions."

          ANTICIPATED DILUTION. The Common Stock offered hereby is not subject to preemptive rights, so that shareholders are not entitled to purchase additional Shares of Common Stock if such Common Stock is offered to others. As a result, a shareholder's percentage ownership interest in the Company would be diluted if additional Shares of Common Stock are sold by the Company to others. Similarly, the exercise by any of the officers and employees of the Company or the Bank who may receive stock options would dilute a shareholder's percentage ownership interest in the Company. See "Management," "Certain Transactions" and "Description of Capital Stock."

          CHANGE IN CONTROL PROVISIONS. Certain provisions included in the Company's Articles of Incorporation and Bylaws are designed to encourage potential acquirors to negotiate directly with the Board of Directors of the Company. The Board of Directors believes that these provisions are prudent and will reduce the Company's vulnerability to take-over attempts and certain other transactions which may not have been negotiated with and approved by the Board. The Board of Directors believes that it is in the best interest of the Company and shareholders to encourage potential acquirors to negotiate directly with the Board. However, these provisions may discourage non-negotiated take-over attempts which certain shareholders might deem to be in their best interest and may tend to perpetuate existing management. These provisions include authority for the Company to issue shares of preferred stock, a supermajority voting requirement for approval of mergers and business combinations, staggered terms for members of the Board of Directors, and super majority voting requirements for amendments to certain provisions of the Articles of Incorporation and the Bylaws and for removal of directors.


                                 THE OFFERING

TERMS OF THE OFFERING


          The Company is offering for sale a minimum of 625,000 Shares and a maximum of 800,000 Shares. The minimum offering is being made on a "best efforts, all or none" basis and all subscription proceeds will be deposited in an escrow account with The Bankers Bank, Atlanta, Georgia ("Escrow Agent" or the "Escrow Account"), pending acceptance of subscriptions and completion of the minimum offering. The minimum number of Shares required to be sold will increase to the extent necessary to result in net proceeds to the Company of at least $6,250,000 after paying sales commissions (not to exceed 8.0% of gross offering proceeds) in the event the Company retains securities broker-dealers or sales persons to assist with the offering. The expiration date of the minimum offering (as such date may be extended, the "Expiration Date") will be the earlier of the date all Shares offered hereby are sold or 5:00 p.m. Eastern time on January 31, 1997 (which period may be extended for up to three 90-day periods by the Company without notice to subscribers but not beyond October 31, 1997). If at least $6,250,000 of subscription proceeds from the sale of the minimum offering are not deposited in the escrow account by the Expiration Date, subscriptions will be canceled and all proceeds will be returned promptly to subscribers promptly by mail in full without interest.
                ----------------


          After completion of the minimum offering, the sale of the additional up to 175,000 Shares of the maximum offering may continue on a "best efforts basis" through the earlier of October 31, 1997 or the opening of the Bank for business. All subscription proceeds after completion of the minimum offering will be deposited in a non-escrow Company deposit account at Escrow Agent pending acceptance or rejection of subscriptions. Interest earned on all subscription proceeds will be paid to the Company whether or not related subscriptions are accepted or rejected or the minimum offering is completed. The Company reserves the right to terminate the offering after accepting subscriptions for less than the maximum offering, provided subscriptions in at least the amount of the minimum offering have been accepted at such time.


          The Company and the Bank require regulatory approvals from the FRB, DBF and FDIC before the Bank may commence banking operations. Such regulatory approvals generally are conditioned upon the Company and the Bank satisfying certain conditions within specified time periods, including the capitalization of the Bank from the proceeds of this offering. The Company believes that all regulatory conditions will be satisfied within two months following the release of subscription proceeds from the escrow account for the minimum offering, depending on the length of time required to complete the minimum offering. Subscription proceeds will not be released from the escrow account until (i) the Company receives subscriptions for at least 625,000 Shares with proceeds to the Company of at least $6,250,000 after any commissions paid, and (ii) the Bank directors have made adequate provisions for satisfying (as they determine in their reasonable discretion) any regulatory conditions that may be imposed prior to obtaining a permit to begin business from the DBF and insurance of deposit accounts from the FDIC. There is a possibility, however, that the Bank will not receive its permit to begin business or insurance of deposit accounts or open for business, even if this offering is completed, the Shares issued and proceeds expended. This event could result in a material loss to purchasers of the Shares. See "Risk Factors" and "Certain Transactions."


          The Shares are being offered on behalf of the Company by the Organizers, directors and executive officers of the Company and the Bank. Such persons will receive no compensation for selling the Shares, but will be reimbursed for reasonable expenses incurred by them in connection with this offering. This offering is not underwritten and the Company has employed no brokers or dealers in connection with the sale of the Shares. However, the Company reserves the right to simultaneously offer the Shares through registered securities broker-dealers or salespersons and to pay reasonable commissions to such persons, subject to the condition that the proceeds to the Company of the offering are not less than $6,250,000 net of commissions paid not to exceed 8.0% of gross offering proceeds. Such broker-dealers may be deemed "underwriters" as such term is defined under the Securities Act of 1933. As of the date of this Prospectus, no broker-dealer has been retained by the Company in connection with the sale of the Shares offered hereby.


          The Organizers currently intend to subscribe for 326,400 Shares of this offering. The Organizers may, but are not obligated to, purchase additional Shares if such purchases are necessary to complete the minimum offering. The maximum aggregate number of Shares that these Organizers may purchase in the minimum offering is 393,750 Shares, or 63% of the minimum offering. The foregoing numerical limitation does not apply to any Shares of this offering to be purchased by any additional persons who become officers or directors of the Company or the Bank after the date of this Prospectus, or to additional Shares purchased once the minimum offering has been achieved. No Organizer or director (including immediate family members and affiliates) will be permitted to purchase in this offering an amount of Shares which would exceed 20% of the total number of Shares outstanding upon completion of this offering. Shares purchased in this offering by the Organizers, directors and Bank officers are being purchased for investment purposes and not for resale. See "Management," "Principal Shareholders" and "Certain Transactions." No person may purchase 10% or more of the total number of Shares outstanding upon completion of this offering without submitting financial and any other required information to the appropriate regulatory authorities.

METHOD OF SUBSCRIPTION

          A minimum subscription of 100 Shares ($1,000) has been established by the Company for this offering. However, the Company reserves the right to accept subscriptions for less than the minimum subscription, in its sole discretion.

          In order to purchase the Shares offered hereby a prospective investor must:

          (1) COMPLETE AND SIGN THE SUBSCRIPTION AGREEMENT ACCOMPANYING THIS PROSPECTUS;

          (2) MAKE FULL PAYMENT FOR THE PURCHASE PRICE FOR THE SHARES IN UNITED STATES CURRENCY BY CHECK, BANK DRAFT OR MONEY ORDER PAYABLE TO "PEOPLES BANCORP, INC. ESCROW ACCOUNT"; AND

          (3) DELIVER THE SUBSCRIPTION AGREEMENT, TOGETHER WITH FULL PAYMENT FOR THE PURCHASE PRICE, TO PEOPLES BANCORP, INC., TIMOTHY I. WARREN, PRESIDENT, 516 BANKHEAD HIGHWAY, CARROLLTON, GEORGIA 30117.

          All subscription payments received prior to completion of the minimum offering will be promptly deposited in an escrow account with the Escrow Agent. The Escrow Agent will invest subscription proceeds in short-term, interest-bearing government securities or bank certificates of deposit until released from the escrow account. The Escrow Agent, by accepting appointment as such, in no way endorses the purchase of the Company's securities by any person.

SUBSCRIPTION ACCEPTANCE

          Subscriptions are not binding until accepted by the Company. Deposit of funds in the escrow account pending satisfaction of the conditions listed above shall not be deemed to be an acceptance of the subscriptions to which the funds relate. The Company reserves the right to accept or reject subscriptions, in whole or in part, in its sole discretion. This permits the Company to refuse to sell the Shares to any person submitting a subscription agreement or to accept part but not all of a subscription so that a subscriber might ultimately be issued fewer than the full number of Shares for which he or she subscribes. In determining which subscriptions to accept, in whole or in part, the Company may take into account the order in which subscriptions are received and a subscriber's potential to do business with, or to refer customers to, the Bank. The Company will determine whether to accept or reject a subscription within 15 days of receipt. In the event the Company rejects all or a part of a subscription, the Escrow Agent will refund to the subscriber by mail, all or the appropriate portion of the amount remitted with the subscription without
                                                                 -------
interest promptly after the occurrence of such event.  In addition,
--------
subscriptions which have been accepted may be subsequently canceled by the Company in the event the Company does not obtain regulatory approval to become a bank holding company or the Bank does not receive a permit to begin business. Canceled subscriptions would be returned to subscribers promptly by mail in full without interest. All costs and expenses of this offering and of the
----------------
organization of the Company and the Bank in excess of interest earned on subscription proceeds will be borne by the Organizers in the event subscriptions are canceled.

          Certificates representing the securities offered hereby will be issued by the Company and mailed to investors as soon as practicable after subscription proceeds are released from the escrow account following completion of the minimum offering and during the maximum offering period.

                                USE OF PROCEEDS


          The net proceeds from the sale of the Shares offered hereby after deducting estimated offering expenses of $38,000 will be between $6,212,000 if the minimum of 625,000 Shares are sold and $7,962,000 if the maximum of 800,000 Shares are sold. Offering expenses will be paid by the Company through draws on the Organization Loan and repaid from the gross proceeds of this offering.

          The Organizers also expect the Company and the Bank to incur approximately $64,000 of organizational expenses and preopening expenses of approximately $175,000 (assuming the minimum offering is completed on January 31, 1997 and the Bank begins operation in the Temporary Offices on March 31,
1997), which would be offset in part by estimated preopening investment income on offering proceeds of approximately $50,000. Offering, organizational and preopening expenses incurred prior to conclusion of the offering have been paid or reimbursed to the Organizers through draws by the Company on the Organization Loan (which has been guaranteed by the Organizers). To the extent such amounts and accrued interest thereon will exceed $370,000, additional offering, organizational and preopening expenses will be paid through draws on any additional line of credit established for the Company and/or advances by the Organizers, with all of such amounts to be repaid by the Company together with accrued interest from net offering proceeds.


          The Company will capitalize the Bank with a minimum of $6,000,000 and up to $7,700,000 of the net offering proceeds by purchasing between 600,000 and 770,000 shares of the Bank's stock at a price of $10.00 per share. After the anticipated expenditure of approximately $1,857,000 in the aggregate, the Bank will have remaining working capital of between approximately $4,143,000 and $5,843,000 to be used for the purposes of making loans and investments in the course of the Bank's operations and to pay operating expenses (to the extent such expenses are not met by operating income). See "Business" and "Certain Transactions."

          The remaining balance of the net proceeds of this offering of between approximately $190,000 and $240,000 (depending on the number of Shares sold) will be retained to establish the Company's working capital and for general corporate purposes, including supporting the Bank's growth and engaging in other permitted activities.

          The following table sets forth in tabular form the estimated use by the Company and the Bank of the gross proceeds of the minimum and maximum offerings based on the best estimate of management at this time and assuming that the offering is concluded as of January 31, 1997 and that the Bank commences operations on March 31, 1997 in the Temporary Offices, for purposes of projecting offering, organizational and preopening expenses and for computing interest payable on the Organization Loan. Preopening expenses will increase, with a corresponding reduction in working capital available to the Company and Bank, in the event completion of the offering is delayed for any reason.

                                USE OF PROCEEDS


                                                                                  Minimum             Maximum
                                                                                 Offering            Offering
                                                                                 --------            --------
Gross offering proceeds/(1)/...............................................      $6,250,000          $8,000,000
                                                                                 ==========          ==========
Anticipated use of proceeds by the Company:
    Offering expenses......................................................          38,000              38,000
    Organizational expenses/(2)/...........................................          22,000              22,000
    Working capital........................................................         190,000             240,000
    Capitalization of the Bank through purchase of
        common stock of the Bank...........................................       6,000,000           7,700,000
                                                                                 ----------          ----------

Total......................................................................      $6,250,000          $8,000,000
                                                                                 ==========          ==========
Anticipated use of capital by the Bank:
    Organizational expenses/(2)/...........................................      $   42,000          $   42,000
    Preopening operating expenses/(2)(3)/..................................         125,000             125,000
    Land and Bank premises /(4)/...........................................       1,460,000           1,460,000
    Furniture, fixtures and equipment......................................         230,000             230,000
    Working capital........................................................       4,143,000           5,843,000
                                                                                 ----------          ----------

Total......................................................................      $6,000,000          $7,700,000
                                                                                 ==========          ==========


____________________

/(1)/ Assuming the sale of 625,000 Shares and 800,000 Shares, respectively, at a price of $10.00 per Share.


/(2)/ Organizational expenses consist primarily of consulting fees for market analysis and business plan required as part of the application process, filing fees, accounting, appraisal and legal fees and expenses. Preopening operating expenses consist primarily of salaries and benefits, rent and occupancy expense, and interest expense. Such expenses have been estimated through March 31, 1997. All of such expenses as well as those for premises and leasehold improvements, and for furniture, fixtures and equipment are expected to be incurred provided that the offering proceeds are released from escrow.

/(3)/ Assuming $175,000 of gross expenses, net of anticipated preopening income of $50,000.

/(4)/ In order to facilitate organization of the Company and the Bank, the Organizers may determine to accelerate expenditures for Temporary Office renovations, Main Office construction or otherwise in anticipation of completing the minimum offering, which could require that they advance additional funds or guarantee additional Company debt to be repaid from offering proceeds.

          The Organizers reserve the right to modify the foregoing use of proceeds as circumstances require and in order to facilitate the organization of the Company and the establishment of the Bank's business.

                                DIVIDEND POLICY

          In order to preserve its capital to facilitate growth and expansion of its business, the Company does not anticipate paying cash dividends on its Common Stock in the immediate future. The payment of cash dividends by the Company will be subject to determination by the Board of Directors and will depend on favorable operating results, financial conditions, tax considerations, and other relevant factors. At present, the only source of funds from which the Company would pay cash dividends would be dividends paid to the Company by the Bank. The Bank similarly does not anticipate paying cash dividends to the Company in the near future in order to preserve its capital to facilitate growth and expansion of its business. Payment of cash dividends by the Bank is also subject to regulatory requirements and limitations. See "Business" and "Supervision and Regulation."

          No assurances can be given that any dividends will be declared by the Company or, if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

                                CAPITALIZATION


          The following table sets forth the capitalization of the Company as of August 31, 1996 and as adjusted to give pro forma effect to the sale by the Company of the minimum offering of 625,000 Shares and the maximum offering of 800,000 Shares and the receipt of the net proceeds anticipated by the Company from such sale, which will result in initial compliance with all regulatory capital requirements. All offering proceeds, without interest, will be returned
                                             ----------------
to subscribers in the event the minimum offering is not completed.


                                                                OUTSTANDING/(1)/                AS ADJUSTED/(2)/
                                                    SHARES              AMOUNT            SHARES                 AMOUNT
                                                    ------              ------            ------                 ------
ASSUME MINIMUM OFFERING:

Advances from Organizers                                --            $ 98,100              --               $        0
                                                                      ========                               ==========

Preferred Stock, $.01 par value;
1,000,000 shares authorized                           None                   0             None                       0


Common stock, $.01 par value;
10,000,000 shares authorized; one share                                                                           6,250
issued, 625,000 to be issued as adjusted                 1                  --            625,000            ----------
                                                                      --------

Capital surplus                                                             10                                6,206,750
                                                                      --------                               ----------

Accumulated deficit                                                    (23,404)                                (125,000)
                                                                      --------                               ----------

    Total equity                                                      $(23,394)                              $6,087,000
                                                                      ========                               ==========

ASSUME MAXIMUM OFFERING:

Advances from Organizers                                --            $ 98,100              --               $        0
                                                                      ========                               ----------

Preferred stock, $.01 par value;
1,000,000 shares authorized                           None                   0             None                       0

Common stock, $.01 par value;
10,000,000 shares authorized; one share
issued, 800,000 to be issued as adjusted                 1                  --            800,000                 8,000
                                                                      --------                               ----------


Capital surplus                                                             10                                7,954,000
                                                                      --------                               ----------

Accumulated deficit                                                   $(23,404)                                (125,000)
                                                                      --------                               ----------

  Total equity                                                        $(23,394)                              $7,837,000
                                                                      ========                               ==========


____________________________

/(1)/ In August 1996, the Company issued one Share of Common Stock to Mr. Warren for $10 in connection with the organization of the Company.

/(2)/ Expenses related to this offering are estimated to be $38,000 and will be charged to the capital surplus upon completion of the offering. Accumulated deficit represents gross preopening and organizational expenses of $175,000 estimated to the opening of the Bank, less estimated investment income for the preopening period of $50,000.


                                    BUSINESS

THE COMPANY


          The Company was incorporated on August 27, 1996 for the purpose of becoming a bank holding company for its proposed wholly-owned subsidiary, the Bank. The Company has filed applications with the FRB and the DBF for authority to become a bank holding company which will own all of the issued stock of the Bank.

          Neither the Company nor the Bank has commenced their respective operations as a bank holding company or as a commercial bank and neither will do so unless the required capitalization of the Bank by the Company is obtained from proceeds of this offering and regulatory approvals are obtained. See "Supervision and Regulation."

          The Company's offices are currently located at 516 Bankhead Highway, Carrollton, Georgia 30117, in the Temporary Offices, and its telephone number is
(770) 838-9608. Subject to the approval of the DBF and final determination of the Organizers, the Main Office will be located at 631 Bankhead Highway, Carrollton, Georgia 30117. The Company will maintain its offices at the same location as the Bank's offices.

          The Company is authorized to engage in any activity permitted by law to a corporation, subject to applicable federal and state regulatory restrictions on the activities of bank holding companies. The holding company structure will provide the Company with greater flexibility than the Bank would otherwise have to expand and diversify its business activities, such as through newly formed subsidiaries or through acquisitions. While the Company has no present plans to engage actively in any other business activities, management anticipates studying the feasibility of establishing or acquiring subsidiaries to engage in other business activities to the extent permitted by law. See "Supervision and Regulation."

          The principal assets of the Company will consist initially of the net proceeds of this offering and the Bank's stock. These assets will be used to fund the initial activities of the Company. The Company's needs for additional capital will depend to a great extent upon the capital needs of the Bank, which in turn will depend upon the level of deposits and total assets of the Bank. The Bank's capital needs for at least the next three years are expected to be satisfied principally from the proceeds of this offering and from normal business operations. If, after the first three years, the Bank were to grow at a more rapid rate than anticipated by management, the Bank's capital needs could exceed the amount of capital retained by the Company. Management believes that additional capital may be available through the sale of additional securities or debt offerings should the need for additional capital arise.

THE BANK


          The Bank is currently being organized under the laws of the State of Georgia as a state-chartered commercial bank with deposits to be insured by the FDIC. The Bank received its bank charter from the DBF on October 11, 1996 and received preliminary approval of its application for federal deposit insurance from the FDIC on October 30, 1996. The Bank has until October 11, 1998 to complete its organization and October 30, 1997 to satisfy conditions for insurance of deposit accounts under the terms of its preliminary approvals, although the Organizers believe extensions would be granted in due course, if required. The Bank is to be located in Carrollton, Carroll County, Georgia, its primary service area, and is the process of fulfilling the DBF and FDIC conditions.


          The Bank is required to have an initial capitalization of at least $6,000,000. The Company is committed to provide that amount of initial capital for the Bank from the net proceeds of this offering by purchasing 600,000 shares of the Bank's $5 par value stock at a price of $10 per share. The $10 per share purchase price for the Bank's common stock was arbitrarily established based upon normal industry practice which has been generally approved by the DBF. The per share price could have been established at any level, provided that one-half of the per share price was allocated to capital and one-half to surplus and provided that the total of capital and surplus was sufficient to meet the minimum capitalization level set by the DBF for the Bank.


          Upon the issuance of a permit to begin business by the DBF and of insurance of accounts by the FDIC, the Bank will engage in attracting deposits from the general public and will make commercial, consumer and real estate loans. The permit to begin business will be issued to the Bank when it has satisfied the conditions in the DBF's approval of the Bank's charter application, including but not limited to matters such as the adoption by the Bank's Board of Directors of a written loan policy, liquidity policy, investment policy and funds management policy. Those written policies have not been formulated at this time, but will be completed, submitted for approval and revised as required during this offering. Customer deposits with the Bank will be insured to the maximum extent provided by law through the FDIC. It is currently anticipated that the Bank will commence operations in the Temporary Offices within two months after completion of the minimum offering.


          The Organizers developed market analysis with respect to the proposed primary service as described below and a proprietary business plan that were included in their applications to the DBF and FDIC. The Bank's business plan for its initial years of operation relies principally upon local advertising and promotional activity and upon personal contacts by its directors, officers and shareholders to attract business and to acquaint potential customers with the Bank's personalized services. The Bank intends to emphasize a high degree of personalized client service in order to be able to serve each customer's banking needs. The Bank's marketing approach will emphasize the advantages of dealing with an independent, locally-owned and headquartered commercial bank to meet the particular needs of individuals, professionals and small to medium-sized businesses and real estate developers and builders in the community. All banking services will be continually evaluated with regard to their profitability and efforts will be made to modify the Bank's business plan if the plan does not prove successful.

          Management believes that the Bank's business plan will make the Bank profitable by the end of its second full year of operations. However, that business plan forecasts one year of unprofitable operations and it has been the experience in the banking industry for new financial institutions to lose money in the first years of operations. There can be no assurance as to when or whether the Bank's operations will become profitable.

PRIMARY SERVICE AREA

          The Bank's primary service area will be Carrollton, Georgia and surrounding acres of Carroll County. Carrollton is located fifty miles west of Atlanta, eighty miles east of Birmingham and fourteen miles south of Interstate
20. With a currently estimated population of approximately 16,000, Carrollton serves as a retail, commercial, education, manufacturing and health care center for several counties in the western part of Georgia and the eastern part of Alabama. The world's largest privately owned rod and cable manufacturing company and the world's largest record manufacturing company are both located in Carrollton. Other companies in Carrollton engage in business such as advanced aerospace industry technology, fiber optics for the communication industry, textiles, plastics and other manufacturing products.

          Carroll County is served by a number of highway connections with the rest of the state and country via Interstate 20, U.S. Highway 27 and Georgia Highways 61 and 78, as well as local roads.

          The currently anticipated site selected for the Main Office, 631 Bankhead Highway, Carrollton, would place the Bank's office near the center of the city on one of its busiest thoroughfares. This location provides connections with all major roads leading into the city and affords roughly equal access to all parts of Carroll County.

COMPETITION

          The Bank will experience competition in attracting and retaining business and personal checking and savings accounts, and making commercial, consumer and real estate loans and providing other services in its primary service area. The primary factors in competing for such accounts are interest rates, the range of financial services offered, convenience of office locations and flexible office hours. Direct competition for such accounts comes from other commercial banks, savings institutions, credit unions, brokerage firms and money market funds. The primary factors in competing for loans are interest rates, loan origination fees and the range of lending services offered. Competition for origination of loans normally comes from other commercial banks, savings institutions, credit unions and mortgage banking firms. Such entities may have competitive advantages as a result of greater resources and higher lending limits (by virtue of their greater capitalization). Such competitors also may offer their customers certain services which the Bank will not provide directly but might be offered indirectly by the Bank through correspondent institutions.

          Within Carroll County there are six commercial banks (Citizens Bank and Trust of West Georgia, Regions Bank (formerly The Community Bank of Carrollton), NationsBank of Georgia, N.A., SouthTrust Bank of Georgia, N.A., SunTrust Bank and West Georgia National Bank of Carrollton) operating a total of twenty offices. In addition, there is one federal savings association (Carrollton Federal Bank) that operates four offices in Carroll County. There are currently four financial institution offices located within one mile of the currently proposed Main Office site,

          Competition may be further increased as a result of the enactment of the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 (the "Interstate Banking Act") on September 29, 1994. Beginning in September 1995, bank holding companies, upon meeting certain criteria, were authorized to acquire existing banks on a nationwide basis without regard to state statutes to the contrary. Effective June 1, 1997, the Interstate Banking Act will permit mergers of banks on an interstate basis, unless states in which such banks are located pass legislation specifically prohibiting out-of-state banks from operating interstate branches within their boundaries. In addition, the Interstate Banking Act provides for de novo interstate branching where states enact legislation specifically authorizing interstate branching within the host state. In addition, Georgia law has been changed to allow inter-county branching without limitation beginning July 1, 1998. See "Supervision and Regulation -- Recent Legislative Developments."

EMPLOYEES

          As of the date of this Prospectus, the only employees of the Company and the Bank are Timothy I. Warren, the President and Chief Executive Officer of the Company and the Bank, Elaine B. Lovvorn, Senior Vice President and Chief Financial and Operations Officer of the Bank and Secretary and Treasurer of the Company, and their administrative assistant. Unless the Company expands its operations into other activities permitted by law to a bank holding company, it is unlikely that the Company will have many employees.

          During the first year of operations, management anticipates that the Bank will employ approximately 13 persons of whom it is estimated three will be officers of the Bank, four will be tellers and six will be customer service, lending, bookkeeping and secretarial personnel. In addition to the current employees, the Bank will employ a Senior Credit Officer who is subject to the approval of the DBF and the FDIC. The DBF has required as a condition to its issuance of a permit to begin business that this officers be hired by the Bank. See "Management."

BANK OFFICES


          The Bank intends to begin operations in the Temporary Offices pending construction of the Main Office. The Temporary Office consists of a two-story brick building with approximately 3,500 square feet of space on the main floor. Phillip Kauffman, one of the Organizers, leased the building for a term ending March 1998 at a monthly rental rate of $2,500. The Temporary Office lease was assigned by Mr. Kauffman and assumed by the Company on September 13, 1996. See "Certain Transactions -- Temporary Office Lease Assumption." The Organizers anticipate that the Bank will commence operation in the Temporary Office within approximately 60 days after completion of the minimum offering and after expenditures of approximately $30,000 for improvements.

          The Main Office will be a two-story building with approximately 6,000 square feet of finished space on the first floor and 4,000 square feet of unfinished space on the second floor. The Main Office plans provide for six inside teller stations, four outside drive-up teller stations, and one outside automatic teller machine. Total construction costs of the Main Office are currently expected to be $1,130,000, with construction expected to be completed between approximately six and 12 months after completion of the minimum offering. Management anticipates that there will be approximately 48 parking spaces adjacent to the Main Office, which will provide sufficient parking for customers. The currently anticipated Main Office site would be purchased from Charles J. Puckett, one of the Organizers, for $300,000. See "Certain Transactions -- Main Office Site Purchase." The Bank premises will require furniture, fixtures and equipment in order to make the premises suitable for its banking operations, which management estimates will cost approximately $230,440.

          The Bank intends to open from 9:00 a.m. to 4:00 p.m., Monday through Thursday, from 9:00 a.m. to 6:00 p.m. on Friday, and from 9:00 a.m. to 12:00 p.m. on Saturday. Management intends that the Bank's drive-through teller station will be open from 8:30 a.m. to 4:00 p.m. Monday through Thursday, 8:30 a.m. to 6:00 p.m. on Friday, and 8:30 a.m. to 12:00 p.m. on Saturday.

BANKING SERVICES GENERALLY

          The Bank will offer a full range of commercial banking services to individual, professional and business customers in its primary service area. These services will include personal and business checking accounts and savings and other time certificates of deposit. The transaction accounts and time certificates will be at rates competitive with those offered in the Bank's primary service area. Customer deposits with the Bank will be insured to the maximum extent provided by law through the FDIC. The Bank plans to issue credit cards to act as a merchant depository for cardholder drafts under both Visa and MasterCard. The Bank intends to offer night depository and bank-by-mail services and to sell traveler's checks (issued by an independent entity) and cashier's checks. The Bank does not anticipate offering trust and fiduciary services initially and will rely on trust and fiduciary services offered by correspondent banks until the Bank determines that it is profitable to offer such services directly.

LENDING ACTIVITIES

          GENERAL CREDIT RISK. The Bank will seek to attract deposits from the general public and will use such deposits, together with borrowings and other sources of funds, to originate and purchase loans. The Bank will offer a full range of short and medium-term commercial, consumer and real estate loans. The Bank will attempt to react to prevailing market conditions and demands in its lending activities, while avoiding excessive concentrations of any particular loan category. The Bank has not yet fixed specific goals with respect to lending concentration by type of loan and the Bank's written loan policy is in the process of being developed and will be approved by the DBF prior to issuing a permit to begin business to the Bank. The Bank will develop a loan approval process which will provide for various levels of officer lending authority. When a loan amount exceeds an officer's lending authority, it will be transferred to an officer with a higher limit with ultimate lending authority resting with the Loan Committee of the Board of Directors.

          The risk of nonpayment (or deferred payment) of loans is inherent in making all loans. However, management of the Bank intends to carefully evaluate all loan applicants and to attempt to minimize its credit risk exposure by use of thorough loan application and approval procedures that will be established for each category of loan prior to beginning operation. In determining whether to make a loan, the Bank shall consider matters such as the borrower's credit history, analyze the borrower's income and ability to service the loan and evaluate the need for collateral to secure recovery in the event of default. Under Georgia law, the Bank is limited in the amount it can loan to a single borrower (and its related interests) to no more than 15% of the Bank's statutory capital base unless the loan in excess of 15% of the statutory capital base is approved by the Bank's board of directors and unless the entire amount of the loan is secured. In no event, however, may the loan be greater than 25% of the Bank's statutory capital base. The Organizers expect that the Bank's legal lending limit under Georgia law for one borrower based upon its initial statutory capital base will be approximately $625,000 for unsecured loans and $1,250,000 for fully secured loans. The Bank's loan policy, when developed and approved by the DBF, may establish a lower lending limit. The Bank will maintain an allowance for loan losses based upon management's assumptions and judgments about the ultimate collectibility of loans in its portfolio and provide an allowance for possible loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

          COMMERCIAL LOANS. Commercial lending activities will be directed principally toward businesses whose demand for funds will fall within the Bank's anticipated lending limit, such as small to medium-size professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in and around the Bank's primary service area. The types of loans provided will include principally term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and (to a limited extent) unsecured working capital lines of credit. Repayment of these loans will be dependent upon the financial success of the business borrower and, in the discretion of the Bank, personal guarantees may be obtained from the principals of business borrowers and/or third parties to further support the borrower's ability to service the debt and reduce the risk of nonpayment.

          REAL ESTATE LOANS. Real estate lending will be oriented toward short-term interim loans and construction loans. The Bank may originate a limited number of variable-rate residential and other mortgage loans for its own account and both variable and fixed-rate residential mortgage loans for resale. The residential loans will be secured by first mortgages on one-to-four family residences in the Bank's market area. Loans secured by second mortgages on a borrower's residence may also be made. Under Georgia law, a Bank will make loans secured by real estate only where such loans are for not more than 75% of the fair market value of the real estate in the case of a single maturity loan or for not more than 90% of the value of the real estate in the case of amortized loans.

          CONSUMER LOANS. Consumer lending will be made on a secured or unsecured basis and will be oriented primarily to the needs of the Bank's customers, with an emphasis on automobile financing, home improvements, debt consolidation and other personal needs. Consumer loans will generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance because of damage to the collateral or other loss of value and the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance is dependent upon the borrower's continued financial stability and are therefore more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Various federal and state laws, including federal and state bankruptcy and insolvency laws, may also limit the amount which can be recovered.

ASSET AND LIABILITY MANAGEMENT

          The primary assets of the Bank will consist of its loan portfolio and investment account. Consistent with the requirements of prudent banking necessary to maintain liquidity, management will seek to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. Management will seek to invest the largest portion of the Bank's assets in commercial, consumer and real estate loans. The Bank anticipates that loans will be limited to less than 75% of deposits and capital funds; however, this ratio may be exceeded in the Bank's initial period of operation. It is anticipated that the Bank's investment account will consist primarily of marketable securities of the United States government, federal agencies and state and municipal governments, generally with varied maturities.

          The Bank's investment policy will provide for a portfolio divided among issues purchased to meet one or more of the following objections: (i) to complement strategies developed in assets/liquidity management, including desired liquidity levels; (ii) to maximize after-tax income from funds not needed for day-to-day operations and loan demand; and (iii) to provide collateral necessary for acceptance of public funds. Management anticipates that its policy will allow the Bank to deal with seasonal deposits fluctuations and to provide for basic liquidity consistent with the Bank's loan demand. When possible, maturation will match anticipated liquidity demands. Longer term securities may be selected for a combination of yield and exemption from federal income taxation when appropriate. Deposit accounts will represent the majority of the liabilities of the Bank. These will include transaction accounts, time deposits and certificates of deposit.

          Initially, the Bank anticipates deriving its income principally from interest charged on loans and, to a lesser extent, from interest earned on investments, from fees received in connection with the origination of loans and from other services. The Bank's principal expenses are anticipated to be interest expense on deposits and operating expenses. The funds for such activities are anticipated to be provided principally by operating revenues, deposit growth, purchase of federal funds from other banks, repayment of outstanding loans and sale of loans and investment securities.

                           SUPERVISION AND REGULATION

          The following summaries of statutes and regulations affecting bank holding companies and banks do not purport to be complete. Such summaries are qualified in their entirety by reference to such statutes and regulations.

SUPERVISION AND REGULATION OF THE COMPANY

          The Company will be a bank holding company within the meaning of the federal Bank Holding Company Act of 1956, as amended, and the Georgia Bank Holding Company Act. As a bank holding company, the Company will be required to file with the FRB and the DBF annual reports and information regarding its business operations and those of its subsidiary. A bank holding company and its subsidiary will also be subject to examination by these agencies.

          A bank holding company is required by the federal Bank Holding Company Act to obtain approval from the FRB prior to acquiring, directly or indirectly, ownership of more than 5% of the voting stock of or control of any bank that is not already majority owned or controlled by that bank holding company. The Riegle Community Development and Regulatory Improvement Act of 1994 (the "Regulatory Improvement Act") provides for the creation of a community development financial institution's fund to promote economic revitalization in community development. Banks are allowed to participate in such community development banks. The Regulatory Improvement Act also contains (i) provisions designed to enhance small business capital formation and to enhance disclosure with regard to high cost mortgages for the protection of consumers, and (ii) more than 50 regulatory relief provisions that apply to banks and thrift institutions, including the coordination of examinations by various federal agencies, coordination of frequency and types of reports financial institutions are required to file and reduction of examinations for well capitalized institutions.

          The federal Bank Holding Company Act also prohibits bank holding companies, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks and other subsidiaries authorized by the statute or furnishing services to, or performing services for, subsidiaries without the prior approval of the FRB. The FRB is authorized to approve, among other things, the ownership of shares by a bank holding company in any company the activities of which it has determined by order or regulation to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. Notice to and review by the FRB of such activities would be necessary before the Company could engage in such activities. The FRB is empowered to differentiate between activities that are initiated de novo by a bank holding company or a subsidiary and activities commenced by acquisition of a going concern.

          A bank holding company may be compelled by bank regulatory authorities to invest additional capital in the event the subsidiary bank experiences either significant loan losses or rapid growth of loans or deposits. In addition, a bank holding company may be required to provide additional capital to other banks that it acquires as a condition to obtaining the approvals and consents of regulatory authorities in connection with such acquisitions. FRB policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not be warranted.

          The Company will also be a bank holding company within the meaning of the Georgia Bank Holding Company Act, which provides that, without prior approval of the DBF, it is unlawful for (i) any bank holding company to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, (ii) any bank holding company or subsidiary thereof, other than a bank, to acquire all or substantially all of the assets of the bank, or (iii) any bank holding company to merge or consolidate with any other bank holding company. It also is unlawful for a bank holding company to acquire direct or indirect ownership or control of 5% or more of the voting shares of a bank in Georgia unless such bank has been in existence and continuously operating as a bank for a period of five years or more prior to the date of application to the commissioner for approval of such acquisition. This restriction is not applicable to companies, such as the Company, that will control only the one bank that is to be acquired. However, these companies are themselves prohibited from acquiring another bank until the initial bank has been incorporated for a period of twenty-four months. The effect of these provisions on the Company is to prevent the possibility that the Company or the Bank will be acquired by an existing bank holding company for a minimum of five years, and to prohibit the Company from acquiring another bank for a period of two years.

          As a bank holding company, the Company is subject to capital adequacy guidelines as established by the FRB. The FRB established risk-based capital guidelines for bank holding companies effective March 15, 1989. Beginning on December 31, 1992, the minimum required ratio for total capital to risk weighted assets became 8 percent (of which at least 4 percent must consist of Tier 1 capital). Tier 1 capital (as defined in regulations of the FRB) consists of common and qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets required to be deducted under the FRB's guidelines.

          The FRB's guidelines apply on a consolidated basis to bank holding companies with total consolidated assets of $150 million or more. For bank holding companies with less than $150 million in total consolidated assets (such as the Company), the guidelines will be applied on a bank only basis, unless the bank holding company is engaged in nonbanking activity involving significant leverage or has significant amount of debt outstanding that is held by the general public. The FRB has stated that risk-based capital guidelines establish minimum standards and that bank holding companies generally are expected to operate well above the minimum standards.

          The Company is a legal entity separate and distinct from the Bank. Therefore, the stock of the Company is subject to the registration requirements of the Securities Act of 1933. The Company may also be subject to the requirements of the Securities Exchange Act of 1934, which include, without limitation, the filing of annual, quarterly and other reports with the Securities and Exchange Commission .

SUPERVISION AND REGULATION OF THE BANK

          The Bank will be examined and regulated by the DBF and the FDIC. Pursuant to regulations adopted by the DBF, the Bank must have the approval of the Commissioner to pay cash dividends unless at the time of such payment (i) the total classified assets at the most recent examination of the Bank do not exceed 80% of the Bank's equity capital and reserves as reflected by such examination; (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits, after taxes but before dividends, for the previous calendar year; and (iii) the ratio of the Bank's equity capital and reserves to adjusted total assets is not less than 6%. In addition, the DBF (i) will prohibit the payment of any dividends by the Bank unless and until the Company and the Bank have become cumulatively profitable on a consolidated basis and (ii) will require that the Bank maintain a capital-to-asset ratio of not less than 8% during the first three years of operation.

          The Bank will be a member of the FDIC, which currently insures the deposits of each member bank to a maximum of $100,000 per depositor. For this protection, the Bank will pay a semi-annual statutory assessment and will be subject to the rules and regulations of the FDIC. The FDIC has the authority to prevent the continuance or development of unsound and unsafe banking practices. The FDIC is also authorized, among other things, to approve conversions, mergers, consolidations and assumption of deposit liability transactions between insured banks and uninsured banks or institutions, and to prevent capital or surplus diminution in such transactions where the resulting, continuing, or assumed bank is an insured nonmember state bank.

          The Bank, as a state chartered bank, will be permitted to branch only to the extent that banks are permitted to branch under Georgia law. In January 1996, the Georgia legislature passed a bill designed to eliminate Georgia's county-wide branching restrictions. The new law provides that effective July 1, 1996, banks in Georgia, with prior approval of the DBF (and the appropriate federal regulatory authority), may establish up to three new branches to be located in any county in the state. Effective July 1, 1998, Georgia banks may establish and unlimited number of branches in any county in the state, upon receipt of appropriate regulatory approvals.

          Federal banking regulations applicable to all banks, among other things (i) provide federal bank regulatory agencies with powers to prevent unsafe and unsound banking practices; (ii) restrict preferential loans by banks to "insiders" of banks; (iii) require banks to keep information on loans to principal shareholders and executive officers; and (iv) prohibit certain director and officer interlocks between financial institutions.

          The FDIC has adopted final risk-based capital guidelines for all FDIC insured state chartered banks that are not members of the Federal Reserve System. As of December 31, 1992, all banks are required to maintain a minimum ratio of total capital to risk weighted assets of 8 percent (of which at least 4 percent must consist of Tier 1 capital). Tier 1 capital of state chartered banks (as defined in regulations) generally consists of (i) common stockholders equity; (ii) noncumulative perpetual preferred stock and related surplus; and
(iii) minority interests in the equity accounts of consolidated subsidiaries.

          In addition, the FDIC adopted a minimum ratio of Tier 1 capital to total assets of banks. This capital measure is generally referred to as the leverage capital ratio. The FDIC has established a minimum leverage capital ratio of 3 percent if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings and, in general, is considered a strong banking organization, rated Composite 1 under the Uniform Financial Institutions Rating Systems. Other financial institutions are expected to maintain leverage capital at least 100 to 200 basis points above the minimum level.

          On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "Improvement Act") was enacted into law. The Improvement Act provides for, among other matters, addressing the safety and soundness of deposit insurance funds, prompt regulatory corrective action by federal agencies when a bank begins to experience difficulties that may threaten loss to the FDIC, revised limitations on borrowings by insiders of banks, their parent bank holding companies and their affiliates, limited guarantees of capital restoration by bank holding companies of their subsidiary banks and provisions for depository institution conversions. The FDIC has adopted regulations which, among other matters, implement provisions of the Improvement Act that require or permit the FDIC to take specific supervisory actions when FDIC-insured institutions come within one of five specific capital categories. The five capital categories are designated as (1) well capitalized, (2) adequately capitalized, (3) undercapitalized, (4) significantly undercapitalized, and (5) critically undercapitalized.

          The Company will be an "affiliate" of the Bank within the meaning of the Federal Reserve Act, which, among other things, imposes restrictions on loans to the Company by the Bank or investments by the Bank in securities of the Company and on the use of such securities as collateral for loans by the Bank to any borrower. The Company will also be subject to certain restrictions with respect to engaging in the business of issuing, underwriting and distributing securities.

MONETARY POLICY

          Banking is a business that depends on interest rate differentials. In general, the difference between the interest rates paid by the Bank on its deposits and other borrowings and the interest rate received on loans extended to its customers and on securities held in its portfolios comprises the major portion of the Bank's earnings.

          The earnings and growth of the Bank and of the Company are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy (as opposed to fiscal policy), such as seeking to curb inflation and combat recession, by its open market operations in the United States government securities, adjustments in the amount of industry reserves that banks and other financial institutions are required to maintain and adjustments to the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted with certainty.

RECENT LEGISLATIVE DEVELOPMENTS


          On September 29, 1994, the "Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994" (the "Interstate Banking Act") was enacted. In general, the Interstate Banking Act will, among other matters, permit bank holding companies, upon receipt of appropriate regulatory approvals, (i) to consolidate their multistate bank subsidiaries into a single bank on or after June 1, 1997, unless the state legislatures act to "opt-out" of this provision prior to such effective date; and (ii) to acquire banks in any state one year after the effective date of the Interstate Banking Act. The Interstate Banking Act will also permit banks, upon receipt of appropriate regulatory approvals, to establish de novo branches across state lines, so long as the individual states
          -- ----
into which the potential de novo entrant proposes to branch specifically pass
                         -- ----
legislation to authorize out-of-state banks to branch in that state on a de novo
                                                                         -- ----
basis. The Interstate Banking Act generally prohibits an interstate acquisition (other than an initial entry into a state by a bank holding company)), which would result in either the control of more than (i) 10% of the total amount of insured deposits in the United States, or (ii) 30% of the total amount of insured deposits in the home state of the target bank, unless such 30% limitation is waived by the home state on a basis which does not discriminate against out-of-state institutions.

          The Riegle Community Development and Regulatory Improvement Act of 1994 (the "Regulatory Improvement Act") provides for the creation of a community development financial institution's fund to promote economic revitalization in community development. Banks are allowed to participate in such community development banks. The Regulatory

Improvement Act also contains (i) provisions designed to enhance small business capital formation and to enhance disclosure with regard to high cost mortgages for the protection of consumers, and (ii) more than 50 regulatory relief provisions that apply to banks and thrift institutions, including the coordination of examinations by various federal agencies, coordination of frequency and types of reports financial institutions are required to file and reduction of examinations for well capitalized institutions.

          In January 1996, the Georgia legislative passed a law effective July 1, 1996 that eliminated Georgia's inter-county branching restrictions. Until July 1, 1998 and subject to regulatory approval, banks may establish up to three new branches located in any county in Georgia. Effective on July 1, 1998, Georgia banks may establish an unlimited number of banks with appropriate regulatory approval.

          The United States Congress and the Georgia General Assembly have periodically considered and adopted legislation that has resulted in, and could further result in, deregulation of both banks and other financial institutions. Such legislation could further eliminate geographic restrictions on banks and bank holding companies and current prohibitions against banks engaging in certain non-banking activities. Such legislative changes could place the Company in more direct competition with other financial institutions, including mutual funds, securities brokerage firms, insurance companies and investment banking firms. The effect of any such legislation on the business of the Company cannot be accurately predicted. The Company cannot predict what other legislation might be enacted or what other regulations might be adopted, and if enacted or adopted, the effect thereof.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          The members of the Board of Directors of the Company are divided into three classes that serve staggered three-year terms. The members of one class are elected at each annual meeting of shareholders and hold office until the third annual meeting following their election or until successors are elected and qualified. The following table sets forth certain information with respect to the current directors and executive officers of the Company and the Bank.

                                      POSITION                        POSITION
NAME                        AGE       WITH COMPANY                    WITH BANK
----                        ---       ------------                    ---------
Timothy I. Warren            35       President, Chief Executive      President, Chief Executive
                                      Officer and Director            Officer and Director

Steve R. Adams               43       Director                        Director

John B. Bohannon             49       Vice Chairman of the Board      Vice Chairman of the Board of
                                      of Directors                    Directors

Ann C. Carter                48       Director                        Director

Lester H. Harmon             50       Director                        Director

William P. Johnson           63       Director                        Director

Phillip Kauffman             49       Chairman of the Board of        Chairman of the Board of
                                      Directors                       Directors

Elaine B. Lovvorn            52       Secretary                       Senior Vice President, Chief
                                                                      Financial and Operations Officer

Jeff R. Matthews             40       Director                        Director

Charles J. Puckett           63       Director                        Director

William C. Seaton            48       Director                        Director

Mark S. Swindle              48       Director                        Director


          The business and residential addresses respectively of the above-named Directors and Executive Officers of the Company are as follows: Mr. Warren, 516 Bankhead Highway, Carrollton, Georgia 30117 and 4141 Tyus Road, Carrollton, Georgia 30117; Mr. Adams, 1952 Highway 27 N., Carrollton, Georgia 30117 and 565 Miller Academy Road, Carrollton, Georgia 30117; Mr. Bohannon, 205 Bankhead Avenue, Carrollton, Georgia 30117 and 115 Habersham Place, Carrollton, Georgia 30117; Ms. Carter, 205 Bankhead Avenue, Carrollton, Georgia 30117 and 356 Club Drive, Carrollton, Georgia 30117; Mr. Harmon, 155 Sage Street, Temple, Georgia 30179 and 70 Harmon Road, Temple, Georgia 30179; Mr. Johnson, 306 Tanner Street, Carrollton, Georgia 30117 and 108 W. Club Drive, Carrollton, Georgia 30117; Mr. Kauffman, 500 Industrial Ct. W., Villa Rica, Georgia 30180 and 120 Lisa Lane, Carrollton, Georgia 30117; Ms. Lovvorn, 516 Bankhead Highway, Carrollton, Georgia 30117 and 114 Mill Street, Bowdon, Georgia 30108; Mr. Matthews, P.O. Box 324, Villa Rica, Georgia 30180 and 250 Garst Road, Carrollton, Georgia 30116; Mr. Puckett, 2208 Bankhead Highway, Carrollton, Georgia 30117 and 88 Mallard Lake, Carrollton, Georgia 30117; Mr. Seaton, 102 Wedgewood Drive, Carrollton, Georgia 30117 and 50 N. Hill Street, Carrollton, Georgia 30117; Mr. Swindle, 105 Somerset Place, Suite A, Carrollton, Georgia 30117 and 109 Stonewall Drive, Carrollton, Georgia 30117.

          Ms. Carter and Messrs. Harmon and Seaton are currently serving in Class I with terms expiring in 1997, Messrs. Adams, Bohannon, Matthews and Swindle are currently serving in Class II with terms expiring in 1998, and Messrs. Johnson, Kauffman, Puckett and Warren are currently serving in Class III with a term expiring in 1999. The business experience of each of the directors and executive officers of the Company and the Bank is set forth below.

          Timothy I. Warren will serve as the President, Chief Executive Officer and a Director of the Company and the Bank upon its organization. Mr. Warren has been involved in banking since 1980. Mr. Warren was President, Chief Executive Officer and a Director of The Community Bank of Carrollton from April 1991 to July 1996, when that bank was merged into Regions Bank, and the President, Chief Executive Officer and a Director of The Bank of Villa Rica from February 1996 and until that bank was also merged into Regions Bank in July 1996. Mr. Warren then served as an area manager for Regions Bank in the former bank market areas until leaving Regions Bank in August 1996 to assume his current positions with the Company and the Bank.

          Steve R. Adams will serve as a Director of the Company and the Bank. Mr. Adams founded West Georgia Ambulance (providing emergency ambulance service) and Adams Transportation (providing multi-transportation services). In January 1996, Mr. Adams sold West Georgia Ambulance to AMR, a publicly-traded company listed on the New York Stock Exchange. Mr. Adams remains the Chief Operating Officer of the West Georgia Division of AMR.

          John B. Bohannon will serve as Vice Chairman of the Board of Directors of the Company and the Bank. Since 1974, Mr. Bohannon has been President of First Realty Associates, Inc. Mr. Bohannon was a Director of The Community Bank of Carrollton from September 1987 until June 1996.

          Ann C. Carter will serve as a Director of the Company and the Bank and is an interior design specialist. Ms. Carter was a director of The Community Bank of Carrollton from September 1987 until June 1996.

          Lester H. Harmon will serve as a Director of the Company and the Bank. Since 1974, Mr. Harmon has been the owner and President of West Georgia Crown and Bridge. Mr. Harmon was a Director of The Community Bank of Carrollton from September 1987 until June 1996.

          William P. Johnson will serve as a Director of the Company and the Bank. Mr. Johnson has practiced law in Carrollton, Georgia since 1957, and is a senior partner in the law firm of Johnson, Dangle and Parmer. Mr. Johnson currently is the President of Universal Furniture, and a Director of Temple Manufacturing. Mr. Johnson was a Director of The Community Bank of Carrollton from September 1987 until June 1996.

          Phillip Kauffman will serve as Chairman of the Board of Directors of the Company and the Bank. Since December 1989, Mr. Kauffman has been the President of Leuco-Henderson, a tooling manufacturer. Mr. Kauffman was a Director of The Community Bank of Carrollton from September 1987 until November 1995.

          Elaine B. Lovvorn will serve as Secretary of the Company and Senior Vice President, Chief Financial and Operations Officer of the Bank upon its organization. Mrs. Lovvorn has been involved in banking for 33 years and has held banking officer positions as either an operations officer or financial officer for more than 20 years. She assisted in the organization of Carroll National Bank in July 1987, and served as that bank's Cashier through September 1991 when it was acquired by Synovus Financial Corporation. She then joined The Community Bank of Carrollton as a Senior Vice President and Controller in March 1992, remaining there through February 1994 before returning to her home town of Bowdon to serve as the manager of a $40 million branch of Carrollton Federal Savings and Loan Association. Mrs. Lovvorn then rejoined The Community Bank in November 1994 and remained there through August 1996, when that bank was converted into a Regions Bank branch and Mrs. Lovvorn joined the Company.

          Jeff R. Matthews will serve as a Director of the Company and the Bank. Since 1978, Mr. Matthews has been self-employed as a timber dealer and real estate developer.

          Charles J. Puckett will serve as a Director of the Company and the Bank. Mr. Puckett has been the owner and President of People's
Dodge/Chrysler/Jeep since 1977. Mr. Puckett was a Director of The Community Bank of Carrollton from September 1987 until June 1996.

          William C. Seaton will serve as a Director of the Company and the Bank. Mr. Seaton has been the President of Seaton Development Co., Inc., a real estate development company, since May 1973. From August 1985 until January 1995, Mr. Seaton co-owned Eagle Outdoor Advertising, Inc., which is involved in building and marketing billboards. Mr. Seaton has been the sole owner of that firm since January 1995. Mr. Seaton was also a Director of The Community Bank of Carrollton from September 1987 until June 1996.

          Mark S. Swindle will serve as a Director of the Company and the Bank. Mr. Swindle has been President of BSA Activewear, a manufacturer of active sportswear apparel, since May, 1989. Mr. Swindle was also a Director of The Community Bank of Carrollton from September 1987 until June 1996.

          The Bylaws of the Company and the Bank provide for the Board of Directors to have between six and twenty directors, which shall be fixed from time to time by resolution of the Board. The Board of Directors of the Company and the Bank have fixed by resolution the number of directors currently to be eleven members. The individuals listed as directors in the foregoing table are presently serving as directors of the Company and as directors of the Bank. The Board of Directors of the Bank intends to maintain a loan committee, an investment committee, and an audit committee. The DBF and the FDIC have the authority to disallow any individual from serving as a director of the Bank.

REMUNERATION

          The directors of the Company and the Bank other than Timothy I. Warren have not received and will not receive fees or other compensation in connection with the organization of the Company and the Bank. The directors of the Company and the Bank will not be paid fees for their service on or at meetings of the Board of Directors or committees thereof, until such time as the Bank has become profitable on a cumulative basis.


          Timothy I. Warren has entered into an employment agreement with the Bank to serve as President and Chief Executive Officer of the Company and the Bank providing for an annual minimum base salary of $135,000. Mr. Warren has agreed to be paid at the annual rate of $100,000 until the Company accepts subscriptions for the minimum 625,000 shares. Elaine B. Lovvorn has also been retained with an annual base salary of $42,000 until the Company accepts subscriptions for the minimum offering at which time her annual base salary will increase to $55,000. Mr. Warren may receive a performance bonus ranging from 0% to 50% of annual base salary and will be awarded based upon the Bank's performance and upon the Bank's composite rating received in its most recent report of examination by its primary Federal regulatory authority.

          In addition, the Company also intends to implement an Employee Incentive Stock Option Plan for employees of the Bank and reserve a total of 75,000 shares out of the Company's total authorized shares for this purpose. The Company currently expects to grant options with respect to 15,000 shares to Mr. Warren under the terms of his employment agreement and additional options with respect to an additional 8,000 shares to Ms. Lovvorn and other Bank officers soon after establishing the plan, all with an exercise price per share equal to the initial offering price of $10.00.

          Mr. Warren's employment agreement also provides for employee benefits such as annual vacation, the use of a Bank-owned automobile, life and medical insurance with dependant coverage, dental insurance, country club membership and reimbursement for reasonable business related expenses.


          Mr. Warren's employment under the employment agreement commenced on August 15, 1996, and will terminate in July of 2001, unless terminated sooner because of his death, disability or for cause. The agreement will automatically renew for one year after the expiration of the initial term unless either party gives 90 days prior written notice to the contrary. If terminated without cause he is entitled to receive his annual base salary payable in 48 bi-monthly equal payments, net of withholding.


          In addition, the employment agreement provides for severance pay for Mr. Warren in the event of Mr. Warren's termination (except for cause) after a change of control of the Bank. Under the employment agreement, the term "control" means the acquisition of 25 percent or more of the voting securities of the Bank by any person, or persons acting as a group within the meaning of
Section 13(d) of the Securities Exchange Act of 1934 or the acquisition of between 10 percent and 25 percent if the Board of Directors of the Bank or the Comptroller of the Currency, the Federal Deposit Insurance Corporation or the Federal Reserve Bank has made a determination that such acquisition constitutes or will constitute control of the Bank.


          The employment agreement provides that if the employee is terminated after 365 days as a result of a change of control, the employee shall be entitled to receive his salary through the last day of the calendar month of the termination, or payment in lieu of the notice period. In addition, Mr. Warren would receive an amount equal to three times his then existing annual base salary. The employment agreement further provides that the payment shall also be made in connection with, or within 120 days after, a change of control of the Bank if such change of control was opposed by Mr. Warren on the Bank's Board of Directors. This payment would be in addition to any amount otherwise owed to the employee pursuant to the employment agreement.


          In the event of a change of control, the following items would be automatically considered due and payable to Mr. Warren under the employment agreement: (i) non-forfeitable deferred compensation shall be paid in full; (ii) long-term performance plan objective payments as described in Section II, 2, f, shall be declared accomplished and earned based upon performance up to date of the change of control; and (iii) in the event that the employee is a participant in a restricted stock plan, or share option plan, and such plan is terminated involuntarily as a result of the change of control, all stock and options shall be declared 100% vested and distributed.

LIMITATION ON DIRECTORS' LIABILITY


          The Company's Articles of Incorporation contain a provision which, in accordance with Georgia law, eliminates or limits the personal liability of directors to their corporations or the shareholders thereof for monetary damages for certain breaches of their duty of care or other duty. This provision provides that a director of the company shall not be personally liable for monetary damages for a breach of his or her duty of care or other duty as a director, except for liabilities for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorization of improper dividends or redemptions, or
(iv) any transaction from which the director derived an improper personal benefit. Liability for monetary damages remains unaffected by such provision if liability is based on any of these grounds. Liability for monetary damages for violations of federal securities laws would also remain unaffected. The provision does not eliminate a director's fiduciary duty, nor does it preclude a shareholder from pursuing injunctive or other equitable remedies.

          The provision under Georgia law was prompted in part by adverse changes in the cost and availability of director and officer liability insurance and by a concern that corporations would encounter difficulties in attracting and retaining qualified directors. The Board of Directors believes this provision in the Company's Articles of Incorporation is essential to maintain and improve the ability of the Company to attract and retain competent directors.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                             CERTAIN TRANSACTIONS

ORGANIZERS' AND DIRECTORS' SHARES


          The Organizers currently intend to subscribe for 326,400 Shares of this offering. The Organizers may, but are not obligated to, purchase additional Shares if such purchases are necessary to complete the minimum offering. No Organizer, director or officer and his affiliates will be permitted to purchase in this offering an amount of Shares which would exceed 20% (including Shares owned by their immediate family members and affiliates) of the total number of Shares outstanding upon completion of this offering. The maximum aggregate number of Shares that these Organizers and directors may purchase to complete the minimum offering is 393,750 Shares, or 63% of the 625,000 Shares included in the minimum offering. The foregoing numerical limitation does not apply to any Shares to be purchased by any additional directors or to additional Shares purchased after the minimum offering has been achieved. Shares purchased in this offering by Organizers are being purchased for investment purposes and not for resale. See "Business," "Management" and "Principal Shareholders."


          In August 1996, the Company issued one Share of Common Stock to Timothy I. Warren for $10 in connection with the organization of the Company and such subscription will be redeemed for $10 per Share (the price at which they were issued) upon the issuance of the Shares being offered hereby.

ORGANIZATION LOAN AND OFFERING ESCROW

          The Organizers have established the Organization Loan, a $350,000 line of credit with Peoples Bank of Fannin County for purposes of paying offering, organizational and preopening expenses for the Company and the Bank and to fund acquisition of the Main Office site, construction of the Main Office and to purchase furniture and equipment to be used in the Bank's business. The Organization Loan bears interest at the prime rate published in the Wall Street Journal (currently 8.250% per annum) and matures on April 18, 1997. The Organizers have personally guaranteed repayment of amounts borrowed under the Organization Loan. Any amounts required to pay organizational, preopening and offering expenses which exceed the amount available under the Organization Loan will be advanced by the Organizers either from their personal funds or through an additional Company line of credit that would almost certainly be guaranteed by the Organizers. Any additional funds advanced by the Organizers on behalf of the Company and the Bank will be repaid to the Organizers from the proceeds of this offering with interest at the Wall Street Journal prime rate. The Company's ability to repay these loans, and relieve the Organizers from their personal guarantees, depends upon the completion of this offering. These arrangements also serve as an incentive for the Organizers to exercise their discretionary authority to release offering proceeds from escrow in order to assure that the Organization Loan is repaid. See "The Offering" and "Risk Factors -- Requirement for Further Regulatory Approvals."

MAIN OFFICE SITE PURCHASE

          Charles J. Puckett, one of the Organizers, purchased the property on which the Main Office site will be located for $150,000 from an unrelated third party in 1987. Mr. Puckett and the Bank have entered into an agreement providing for the purchase of the Main Office site by the Bank at a price of $300,000 contingent on approval of the site by the DBF and completion of the minimum offering. See also "Business -- Bank Offices."

TEMPORARY OFFICE LEASE ASSUMPTION


          Phillip Kauffman, one of the Organizers, leased the Temporary Office pursuant to a lease agreement that contemplates assignment to the Bank and the assumption by the Bank of Mr. Kauffman's obligations under the lease. The term of the lease will expire in March 1998. The monthly lease rate is $2,500. On September 13, 1996, Mr. Kauffman assigned the lease to the Company. See also "Business --Bank Offices."

LENDING AND OTHER MATTERS

          It is anticipated that the Company's directors and officers, and the businesses and other organizations with which they are associated, will have banking transactions in the ordinary course of business with the Bank. It will be the policy of the Bank that any loans or other commitments to such persons or entities will be made in accordance with applicable law and on substantially the same terms, including interest rates and collateral, as those prevailing at a time for comparable transactions with other persons or entities of similar standing. See "Business." All future transactions with affiliates of the Company and the Bank will be on terms no less favorable than could be obtained from an unaffiliated third party and will be subject to approval by a majority of directors including a majority of disinterested directors.


          Each loan by the Bank to any officer, director or controlling person of the Bank or any of its affiliates may be made only in compliance with the following conditions: The loan (i) will be evidenced by a promissory note naming the Bank as payee, will contain an annual percentage rate which is reasonably comparable to that normally charged to non-affiliates by other commercial lenders for similar loans made in the Bank's locale; (ii) will be repaid pursuant to appropriate amortization schedules and contain default provisions comparable to those normally used by other commercial lenders for similar loans made to non-affiliates in the Bank's locale; (iii) will be made only if credit reports and financial statements, or other reasonable investigation appropriate in light of the nature and terms of the loan and which meet the loan policies normally used by other commercial lenders for similar loans made to non-affiliates in the Bank's locale show the loan to be collectible and the borrower a satisfactory credit risk; and (iv) the purpose of the loan and the disbursement of proceeds are reviewed and monitored in a manner comparable to that normally used by other commercial lenders for similar loans made in the Bank's locale.

                            PRINCIPAL SHAREHOLDERS


SHARE SUBSCRIPTIONS

          The following table sets forth certain information regarding the Shares of the Company's Common Stock that each Organizer and director intends to subscribe for and the aggregate number of the Shares intended to be subscribed for by all Organizers and directors as a group.


                                                                ANTICIPATED SHARE OWNERSHIP
                                                                  AFTER OFFERING /(2)(3)/
                                                                  --------------

                                                                          MINIMUM          MAXIMUM
                                                    NUMBER OF            OFFERING         OFFERING
NAME /(1)/                                            SHARES              PERCENT          PERCENT
----                                                ---------            --------         --------
Steve R. Adams                                        15,000               2.40%            1.88%
Organizer and Director

John B. Bohannon                                      20,000/(4)/          3.20%            2.50%
Organizer and Director

Ann C. Carter                                         10,000               1.60%            1.25%
Organizer and Director

Lester H. Harmon                                      10,000               1.60%            1.25%
Organizer and Director

                                                                ANTICIPATED SHARE OWNERSHIP
                                                                  AFTER OFFERING /(2)(3)/
                                                                  --------------

                                                                          MINIMUM          MAXIMUM
                                                    NUMBER OF            OFFERING         OFFERING
NAME /(1)/                                            SHARES              PERCENT          PERCENT
----                                                ---------            --------         --------
William P. Johnson                                    60,000               9.60%            7.50%
Organizer and Director
306 Tanner St., Carrollton, Georgia 30117

Phillip Kauffman                                      50,000               8.00%            6.25%
Organizer and Director
500 Ind. Ct. West, Villa Rica, Georgia 30180

Elaine B. Lovvorn                                      4,500/(5)/           /*/              /*/
Company Secretary; Bank CFO and COO

Jeff R. Matthews                                      30,000/(6)/          4.80%            3.75%
Organizer and Director

Charles J. Puckett                                   100,000/(7)/         16.00%           12.50%
Organizer and Director
2208 Bankhead Highway, Carrollton, Georgia 30117

William C. Seaton                                     10,000/(8)/          1.60%            1.25%
Organizer and Director

Mark S. Swindle                                       10,000/(9)/          1.60%            1.25%
Organizer and Director

Timothy I. Warren                                     25,400/(10)/         4.06%            3.17%
President, Chief Executive Officer,
Organizer and Director

All current directors and officers as a group        326,400              52.22%           40.80%

(12 persons)/(2)(3)/


_____________________________________


/*/       Less than one percent.

/(1)/ Except as otherwise indicated, the persons named in the above table have sole voting and investment power with respect to all Shares shown as beneficially owned by them. The information as to beneficial ownership has been furnished by the respective persons listed in the above table.


/(2)/ The maximum aggregate number of Shares that these Organizers, directors and officers may purchase in the minimum offering is 393,750 Shares or 63% of the outstanding Shares of the minimum offering. These numbers do not reflect any of these additional Shares which the Organizers and directors may purchase if such purchases are necessary to complete the minimum offering. The foregoing numerical limitation and the numbers of Shares set forth above also do not include any Shares to be purchased by any additional directors or officers of the Company or the Bank or to additional Shares purchased after the minimum offering has been achieved. See "The Offering" and "Certain Transactions."

/(3)/ The Organizers of the Company and the Bank may be deemed "control persons" or "promoters" of the Company as those terms are defined under Section 405 of the Securities Act of 1933.

/(4)/ Anticipated to include 7,500 Shares held by Mr. Bohannon's wife and 7,500 Shares owned jointly by them and with respect to which Mr. Bohannon will share voting and investment power.


/(5)/ Includes 3,500 shares that will be subject to options to be granted to Ms. Lovvorn. Those options will be immediately exercisable at an exercise price of $10.00 per share and expire ten years from the date of grant. See "Management -- Remuneration."

/(6)/ Anticipated to be held jointly with Mr. Matthews' wife, who will share voting and investment power with respect to those Shares.

/(7)/ Mr. Puckett expects these Shares to be owned by a family limited partnership of which Mr. Puckett would serve as the general partner and with voting and investment power with respect to the Shares.

/(8)/ Anticipated to include Shares to be held by Mr. Seaton as custodian for his minor children.

/(9)/ Anticipated to include 1,000 Shares owned by Mr. Swindle's wife, who will share voting and investment power with respect to those Shares, and 270 Shares held by Mr. Swindle as custodian for his minor children.


/(10)/ Anticipated to include 100 Shares owned by Mr. Warren's wife and 300 Shares held by Mr. Warren as custodian for his minor children. Includes 15,000 shares that will be subject to options to be granted to Mr. Warren under the terms of his employment agreement. Those options will be immediately exercisable at an exercise price of $10.00 per share and expire ten years from the date of grant. See
          "Management -- Remuneration."


OPTIONS


          The following table indicates the options granted or to be granted to persons listed above. Each of the options will have a ten-year term from the date of grant and is immediately exercisable.


                          Shares of Common Stock        Exercise
            Name            Subject to Options       Price Per Share      Date of Exercise
Timothy I. Warren                15,000                   $10.00                N/A

Elaine B. Lovvorn                 3,500                   $10.00                N/A


                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

          The Company is authorized by its Articles of Incorporation to issue 10,000,000 Shares of Common Stock, $.01 par value. One share of Common Stock is currently outstanding and held by an Organizer. See "Capitalization."

          Shareholders are entitled to one vote per Share on all matters to be voted on by shareholders and are not entitled to cumulate their votes in the election of directors, which means that the holders of a majority of the Shares voting for the election of directors can elect all of the directors then standing for election should they choose to do so. Shareholders are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, subject to prior regulatory approval, from funds legally available therefor. Shareholders are entitled to share pro rata in any distribution to the holders of Common Stock in the event of any liquidation, dissolution or winding-up of the Company.

          Shareholders have no preemptive or other subscription or conversion rights and there are no redemption or sinking fund provisions with respect to such Shares. The Shares offered by this Prospectus, upon payment therefor, will be fully paid and non assessable.

PREFERRED STOCK

          The Company is authorized by its Articles of Incorporation to issue up to 1,000,000 shares of preferred stock, $.01 par value per share. No shares of preferred stock have been issued. The Company's Board of Directors may, without further action by the shareholders, from time to time, direct the issuance of preferred stock, in one or more series, for any proper corporate purpose with preferences, voting powers, conversion rights, qualifications, special or relative rights, and privileges which could adversely affect the voting power or other rights of holders of Shares of Common Stock. Preferred stock could be issued in one or more series with such voting, conversion or other rights as could discourage possible acquirors of the Company from making a tender offer or other attempt to gain control of the Company, even if such transaction was generally favorable to the Company's shareholders. Satisfaction of any dividend preferences on outstanding preferred stock would reduce the amount of funds available for the payment of dividends on the Company's Common Stock. In addition, the holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interest of the Company and its shareholders.

TRANSFER AGENT AND REGISTRAR

          The Bank will act as transfer agent and registrar for the Shares of the Company.

REPORT TO SHAREHOLDERS

          The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information.

SECURITIES ELIGIBLE FOR FUTURE SALE


          Upon completion of this offering, the Company will have a minimum of 625,000 Shares and the maximum amount of 800,000 Shares outstanding. All of these Shares will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "1933 Act"), except for Shares purchased by persons who, as a result of positions with the Company (such as the directors and officers) or stock ownership (such as Organizers), are "affiliates" of the Company (as that term is defined under Rule 144 promulgated under the 1933 Act). The Shares owned by such "affiliates" of the Company will be subject to resale restrictions under the 1933 Act. All of the Shares issuable upon exercise of options granted under the Company's stock option plan will be "restricted securities" (i.e., securities which have not been registered under the 1933 Act). Securities held by "affiliates" and "restricted securities" may be eligible for sale in the open market in accordance with the provisions of Rule 144 promulgated under the 1933 Act.

          In general, under Rule 144, a person (including an affiliate of the Company) who has beneficially owned restricted securities for at least two years would be entitled to sell within any three month period in "broker's transactions" (i.e., transac tions executed by a broker or dealer on an exchange or in over-the-counter market), the number of securities that does not exceed the greater of 1% of the securities then outstanding or the average weekly trading volume of the securities in the market during the four calendar weeks preceding such sale. Non-affiliates who have held their restricted securities for at least three years would be entitled to sell such securities under Rule 144 without regard to the volume limitation.

PROVISIONS PERTAINING TO CHANGE IN CONTROL

          The Company's Articles of Incorporation and Bylaws contain certain provisions that might be deemed to have a potential defensive "anti-takeover" effect. The Board of Directors of the Company believes that the provisions described below are prudent and will reduce the Company's vulnerability to takeover attempts and certain other transactions which may not be negotiated with and approved by the Board. The Board of Directors believes that it is in the best interest of the Company and its shareholders to encourage potential acquirors to negotiate directly with the Board and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors that these "anti-takeover" provisions should not discourage persons from proposing an acquisition or other transaction at prices reflective of the true value of the Company which is in the best interest of all shareholders. Notwithstanding these provisions, the Board of Directors has a fiduciary obligation to act in the best interest of the shareholders and the Company in determining corporate action.

DIRECTORSHIPS

          The Company's Board of Directors is divided into three classes which must be as close to equal in size as possible. The members of each class serve three-year terms with the election of each class in successive years. The Company's Bylaws provide that the size of the Board of Directors, within the six to twenty member range specified in the Articles of Incorporation, may be increased or decreased only by a majority vote of the directors then in office. The Articles of Incorporation provide that any vacancies occurring on the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors then in office.

REMOVAL OF DIRECTORS

          The Company's Articles of Incorporation provide that no director may be removed except for cause and then only by the vote of holders of at least 75% of the outstanding voting stock of the Company entitled to vote. However, if two-thirds of the directors then in office approve the removal, then the vote of the holders of a majority of the outstanding voting stock of the Company is required to remove a director.

SPECIAL MEETINGS OF SHAREHOLDERS

          The Company's Articles of Incorporation provide that a special meeting of shareholders may be called by the Chairman of the Board, by a majority vote of the directors then in office or by the holders of at least 75% of the outstanding voting stock of the Company.

NO ACTION BY WRITTEN CONSENT

          The Company's Articles of Incorporation provide that shareholders shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders.

APPROVAL OF CERTAIN BUSINESS TRANSACTIONS

          The Company's Articles of Incorporation provide that the vote of holders of at least 80% of the outstanding voting stock of the Company is required to approve certain mergers, consolidations or dispositions of assets of the Company or any of its subsidiaries. However, if the proposed transaction is approved by the vote of at least two-thirds of the directors then in office, then the vote of holders of a majority of the outstanding voting stock of the Company is required to approve such transaction.

AMENDMENT OF THE ARTICLES OF INCORPORATION

          The Company's Articles of Incorporation authorize the alteration, amendment or repeal of certain Articles by the affirmative vote of holders of at least 80% of the outstanding voting stock of the Company. However, if the proposed action is approved by a vote of at least two-thirds of the directors then in office, then the vote of holders of a majority of the outstanding voting stock of the Company is required to approve such action. Other provisions require approval by a majority of the outstanding voting stock of the Company.

AMENDMENT OF BYLAWS

          The Company's Articles of Incorporation provide that the Bylaws may be altered, amended or repealed, or new Bylaws adopted, by the Board of Directors or the shareholders at a duly constituted meeting. Such action by the Board of Directors requires the vote of two-thirds of directors then in office. Such action by the shareholders requires the affirmative vote of holders of at least 80% of the outstanding voting stock of the Company.

                                 LEGAL MATTERS


          The legality of the Shares is being passed upon for the Company by Holland & Knight, Suite 2000, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3400.

                                    EXPERTS

          The financial statements of the Company as of August 31, 1996 included in this Prospectus have been examined by Snyder, Camp, Stewart & Co., LLP, independent public accountants, as stated in their opinion, appearing elsewhere herein, and have been so included in reliance upon such opinion given upon the authority of such firm as expert in accounting and auditing.

                            ADDITIONAL INFORMATION


          The Company has filed a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities offered hereby with the Securities and Exchange Commission (the "Commission"). As permitted by the Rules and Regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits filed therewith and reference is made to the Registration Statement and the exhibits filed therewith for further information concerning the Company and the securities offered hereby. Each statement contained in this Prospectus as to the contents of a document filed as an exhibit to the Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions. Copies of such material, as well as periodic reports and information filed by the Company, can be obtained upon payment of the fees prescribed by the Commission, or may be examined at the offices of the Commission without charge, at (i) the public reference facilities in Washington, D.C. at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, (ii) the Northeast Regional Office in New York at 7 World Trade Center, Suite 1300, New York, New York 10048, and (iii) the Midwest Regional Office in Chicago, Illinois at 500 West Madison Street, Suite 1400, Chicago, Illinois 66661-2511. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (the address of such site is http://www.sec.gov).


          The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Timothy I. Warren, President, at the Company's principal executive offices.

                            PEOPLES BANCORP, INC.
                       (A Development Stage Corporation)



                         Index to Financial Statements
--------------------------------------------------------------------------------

Independent Auditors' Report                                          F-2


Financial Statements:

  Balance Sheet as of August 31, 1996                                 F-3

  Statement of Operations for the period from March 1, 1996
    (inception) to August 31, 1996                                    F-4

  Statement of Stockholder's Equity for the period from
   March 1, 1996 (inception) to August 31, 1996                       F-5

  Statement of Cash Flows for the period from March 1, 1996
   (inception) to August 31, 1996                                     F-6

  Notes to Financial Statements                                       F-7

                         INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Peoples Bancorp, Inc.


We have audited the accompanying balance sheet of Peoples Bancorp, Inc. (A development stage corporation) as of August 31, 1996, and the related statements of operations, stockholder's equity and cash flows for the period from March 1, 1996 (inception) to August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. as of August 31, 1996 and the results of its operations and its cash flows from March 1, 1996 (inception) to August 31, 1996 in conformity with generally accepted accounting principles.



/s/  SNYDER, CAMP, STEWART & CO., LLP



Norcross, Georgia
September 9, 1996

                             PEOPLES BANCORP, INC.
                       (A Development Stage Corporation)
                                 Balance Sheet
                                August 31, 1996


                   Assets
                   ------
Cash                                                   $ 2,506.34
Prepaid expenses                                        13,514.50
Deferred organization costs                             59,278.45
                                                       ----------

                                                       $75,299.29
                                                       ==========

                   Liabilities and Stockholder's Equity
                   ------------------------------------

Liabilities:
 Advances from organizers                             $ 98,100.00
 Accrued expense                                           593.50
                                                      -----------

   Total liabilities                                    98,693.50
                                                      -----------


Stockholder's equity:
 Preferred stock, $.01 par value; 1,000,000 shares
  authorized; no shares issued or outstanding                0.00
Capital stock, $.01 par value; 10,000,000 shares
  authorized; 1 share issued and outstanding                 0.01
 Additional paid-in capital                                  9.99
Accumulated deficit                                    (23,404.21)
                                                      -----------

   Total stockholder's equity                          (23,394.21)
                                                     ------------

                                                     $  75,299.29
                                                     ============

     See accompanying auditors' report and notes to financial statements.

                             PEOPLES BANCORP, INC.
                       (A Development Stage Corporation)
                            Statement of Operations
       For the Period from March 1, 1996 (inception) to August 31, 1996

Expenses:

 Occupancy expenses                           $  17,225.27

Personnel expenses                                5,087.22

 Interest                                         1,091.72
                                                ----------
    Net loss                                  $ (23,404.21)
                                                ===========

     See accompanying auditors' report and notes to financial statements.
                             PEOPLES BANCORP, INC.
                       (A Development Stage Corporation)

                       Statement of Stockholder's Equity
       For the Period from March 1, 1996 (inception) to August 31, 1996

                                                                       Deficit
                                                                     Accumulated
                                                        Additional    During the
                              Preferred     Common       Paid-in      Development
                                Stock        Stock        Capital       Stage         Total
                                -----        -----        -------       -----         -----
Proceeds from the sale of
 organization shares         $        -       .01         9.99             -            10.00

Net loss                              -         -            -    (23,404.21)      (23,404.21)
                             ----------   -------  -----------    ----------       ----------

Balance, August 31, 1996     $        -       .01         9.99    (23,404.21)      (23,394.21)
                             ==========   =======  ===========    ==========       ==========

     See accompanying auditors' report and notes to financial statements.

                             PEOPLES BANCORP, INC.
                       (A Development Stage Corporation)
                            Statement of Cash Flows
       For the Period from March 1, 1996 (inception) to August 31, 1996

Cash flows from operating activities:
 Net loss                                            $  (23,404.21)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
   Increase in prepaid expenses                         (13,514.50)
   Increase in deferred expenses                         (59,278.45)
   Increase in accrued expenses                              593.50
                                                        -----------

           Net cash used for operating activities       (95,603.66)
                                                       -----------

Cash flows from financing activities:
 Proceeds from the sale of organization shares               10.00
Increase in advances from organizers                     98,100.00
                                                       -----------

         Net cash provided by financing activities       98,110.00
                                                       -----------

Net increase in cash and cash equivalents            $    2,506.34
                                                       ===========

Cash and cash equivalents at beginning of period                 -
                                                       -------------------

Cash and cash equivalents at end of period           $    2,506.34
                                                       ===========

Supplemental cash flow information
----------------------------------

Interest paid                                        $      498.22
                                                       ===========

     See accompanying auditors' report and notes to financial statements.

                             PEOPLES BANCORP, INC.
                       (A Development Stage Corporation)
                         Notes to Financial Statements
                                August 31, 1996


(1)  Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

     Peoples Bancorp, Inc. (the "Company") was incorporated on August 27, 1996, for the purpose of becoming a bank holding company for its proposed wholly-owned subsidiary, Peoples Bank of West Georgia (the "Bank"), which will operate in the Carroll County area. The organizers of the Bank filed a joint application to charter the Bank with the Department of Banking and Finance and the Federal Deposit Insurance Corporation. The Company is also making an application to become a bank holding company with the Federal Reserve Bank of Atlanta.

     Neither the Company nor the Bank has commenced their respective operations as a bank holding company or as a commercial bank and neither will do so unless regulatory approvals are obtained and the required capitalization of the Bank by the Company is obtained from proceeds of the sale of the Company's common stock.

     Prior to the Company's incorporation on August 27, 1996, organizational and pre-opening activities were conducted by the organizers. Expenditures on behalf of the Company by the organizers are considered expenditures of the Company. Costs of organizing the Company have been capitalized and will be amortized over five years using the straight-line method upon commencement of operations. Costs of the intended common stock offering have been deferred and will be offset against the proceeds of the offering upon successful completion. These costs will be charged to expense if the minimum offering is not purchased. Additional costs are expected to be incurred for both organization costs and stock offering costs.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Financial instruments that potentially subject the Company to credit risk include cash on deposit with banks. The fair values of cash and interest bearing borrowings, approximate their carrying amounts.

     The Company will be subject to federal and state income taxes when taxable income is generated. No income taxes have been recognized because no taxable income has been generated.

     The Company plans to adopt a calendar year for both financial reporting and tax reporting purposes.

                             PEOPLES BANCORP, INC.
                       (A Development Stage Corporation)
                   Notes to Financial Statements, Continued
                                August 31, 1996


(2)  Advances from Organizers
     ------------------------
     Prior to incorporation, the organizers secured a line of credit with a maximum limit of $350,100. Organizational costs, pre-opening expenses, and offering expenses incurred prior to commencing operations, will be funded through the use of this line. The line has a maturity date of April 18, 1997 and carries an initial interest rate of 8.25%, which varies with the prime rate. The outstanding balance of $77,100 on August 31, 1996 is included in advances from organizers. Upon successful completion of the sale of common stock, the organizers will be reimbursed from the proceeds from the offering. If the offering is not successful, the advances will not be repaid.

(3)  Common Stock Offering
     ---------------------

     The Company intends to file a Registration Statement on Form SB-1 with the Securities and Exchange Commission offering for sale a minimum of 625,000 and a maximum of 800,000 shares of the Company's $.01 par value common stock at $10 per share.

(4)  Stock Option Plan
     -----------------
     The Company plans to adopt an Employee Stock Option Plan for the granting of options to purchase up to an aggregate of 75,000 shares of common stock. The Company currently expects to grant options totaling 23,000 shares to certain Bank officers soon after establishing the plan, all with an exercise price per share equal to the initial offering price of $10.00.

(5)  Stockholder's Equity
     --------------------
     The Company's Articles of Incorporation authorize it to issue up to 10,000,000 shares of Common Stock, par value $.01 per share. The Company's Articles of Incorporation also authorize the issuance of 1,000,000 shares of Preferred Stock, par value $.01 per share, which may be issued in one or more series with such preferences, limitations and rights as shall be determined by the Board of Directors of the Company. No Preferred Stock has been issued, and there are no plans at this time to issue Preferred Stock in the future.

(6)  Commitments
     -----------
     The organizers of the Company have entered into an agreement with an organizer of the Company for the purchase of an office facility to be used as the site of the Company's and the Bank's operating office. The contract purchase price is $300,000 and is contingent upon approval by regulatory authorities and successful completion of the sale of the Company's stock. The organizers of the Bank have entered into an employment agreement with one of the organizing directors to serve as President and Chief Executive Officer of the Company and the Bank providing for an annual base salary, the right to receive a bonus (based upon performance standards), the right to receive stock options, and other customary executive benefits.

     Prior to incorporation, the organizers entered into an operating lease for use by the Company's proposed subsidiary. The lease requires monthly rental payments of $2,500 and will expire in February 1997 provided that notice has been given by September 30, 1996, but otherwise extends to March 1998. Rental payments, amounting to $15,000, have been recognized as expense through August 31, 1996.

                             PEOPLES BANCORP, INC.
                          a bank holding company for
                Peoples Bank of West Georgia (In Organization)
                             516 Bankhead Highway
                           Carrollton, Georgia 30117
                                (770) 838-9608

                    Subscription For Shares of Common Stock
Ladies and Gentlemen:

 Peoples Bancorp, Inc. (the "Company") is offering to sell Shares of Common Stock (the "Shares") at a price of $10 per Share. A minimum subscription of 100 Shares ($1,000) has been established by the Company. The undersigned hereby tenders this subscription for the purchase of the number of Shares set forth below. The undersigned has also enclosed a check (bank draft or money order) which represents the full subscription price, payable to the "Peoples Bancorp, Inc. Escrow Account." All subscription payments will be promptly deposited by the Company in an escrow account at The Bankers Bank, Atlanta, Georgia, as Escrow Agent.

The undersigned acknowledges and agrees that:

 1. The undersigned has received a copy of the Company's Prospectus. By executing this subscription, the undersigned acknowledges and agrees to all the terms and conditions of the offering as described in the Prospectus and all the terms and conditions of this subscription. The subscriber by executing this subscription is not waiving any rights available under applicable federal or state securities laws.

 2. A subscription is not binding until accepted by the Company. The Company reserves the right to accept or reject a subscription, in whole or in part, in its sole discretion. In determining which subscriptions to accept, in whole or in part, the Company may take into account the order in which the subscriptions are received and the subscriber's potential to do business with, or to refer customers to, the Bank. The Company shall notify the subscriber by mail of its acceptance or rejection of the subscription, in whole or in part, subject to the terms and conditions of the offering.

 The Shares purchased by the undersigned shall be registered as specified below. If Shares are to be issued in more than one name, please specify whether ownership is to be as individual owner, tenants in common, joint tenants with right of survivorship, community property, etc. If Shares are to be held in joint ownership, all joint owners should sign this subscription. If Shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.

 IN WITNESS WHEREOF, the undersigned has executed this subscription on the date set forth below and has returned the subscription, with the full subscription price for the Shares, to the Company.

Date:________________, 199_____________        _________________________________
                                                        Signature of Subscriber
Number of Shares Subscribed for:_______        _________________________________
(at $10 per Share)                                      Signature of Subscriber

Total Subscription Price:  $___________        _________________________________
                                                        Print Name(s) in which
Home Address of Subscriber:                        Shares are to be Registered

_______________________________________        _________________________________
Street Address                                          Social Security/Taxpayer
                                                           Identification Number
_______________________________________        _________________________________
City, State and Zip Code                          Telephone Number and Area Code

                               TABLE OF CONTENTS



                                                                    PAGE
Prospectus Summary..................................................  3

Risk Factors........................................................  6

The Offering........................................................  8

Use of Proceeds..................................................... 11

Dividend Policy..................................................... 12

Capitalization...................................................... 13

Business............................................................ 14

Supervision and Regulation.......................................... 18

Management.......................................................... 22

Certain Transactions................................................ 26

Principal Shareholders.............................................. 27

Description of Capital Stock........................................ 29

Legal Matters....................................................... 32

Experts............................................................. 32

Additional Information.............................................. 32

Financial Statements............................................... F-1

Subscription Agreement............................................. A-1



UNTIL ________________, 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             ______________________

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS UNLESS PRECEDED OR ACCOMPANIED BY THIS PROSPECTUS, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED BY LAW TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY.

                             ______________________


                             PEOPLES BANCORP, INC.

                                 800,000 SHARES
                                OF COMMON STOCK
                                AT $10 PER SHARE

                             ______________________

                                   PROSPECTUS
                             ______________________



                               NOVEMBER ___, 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 14-2-202(b)(4) of the Georgia Business Corporation Code provides that a corporation's articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director. This Section also provides, however, that such a provision shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation, (ii) for acts or omissions involving intentional misconduct or a knowing violation of law, (iii) for certain other types of liability set forth in the Code, and (iv) for transactions from which the director derived an improper personal benefit. Article 6 of the Registrant's Articles of Incorporation contains a provision eliminating or limiting the personal liability of a director of the Registrant to the fullest extent authorized by the Georgia Business Corporation Code.

     In addition, Sections 14-2-851 and 14-2-857 of the Georgia Business Corporation Code, provides for indemnification of directors and officers of the Registrant for liability and expenses reasonably incurred by them in connection with any civil, criminal, administrative or investigative action, suit or proceeding in which they may become involved by reason of being a director or officer of the Registrant. Indemnification is permitted if the director or officer acted in a manner which he believed in good faith to be in or not opposed to the best interests of the Registrant and, with respect to, in criminal actions, if he had no reasonable cause to believe his conduct to be unlawful; provided that the Registrant may not indemnify any director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceeding in which he was adjudged liable on the basis that personal profit was improperly received by him. Article 8 of the Registrant's Articles of Incorporation contains a provision providing for the indemnification of officers and directors and advancement of expenses to the fullest extent authorized by the Georgia Business Corporation Code.

     The Registrant may seek to purchase and maintain directors and officers liability insurance which insures against liabilities that directors and officers of the Registrant may incur in such capacities.

ITEM 2.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

               Legal fees               $20,000
               Blue sky fees              1,250
               Printing                   2,500
               SEC filing fee             2,759
               EDGAR filing expenses      3,000
               Accounting                 5,000
               Miscellaneous              3,491
                                        -------
                                        $38,000
                                        =======

ITEM 3.   UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes as follows:

          (1) The Registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

               (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

             (iii) include any additional or changed material information in the plan of distribution.

          (2) The Registrant will, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) The Registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The documents as set forth on the Exhibit Index on page II-5 are incorporated herein by reference, and such documents are filed as exhibits to this Registration Statement.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Georgia, on November 7, 1996.

                         PEOPLES BANCORP, INC.


                         By:  /s/ Timothy I. Warren
                            --------------------------------
                              Timothy I. Warren, President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


Signature                                     Title                              Date
---------                                     -----                              ----
     /s/ Timothy I. Warren                    President and Chief                November 7, 1996
     ------------------------------
     Timothy I. Warren                        Executive, Financial and
                                              Accounting Officer/Director

                 *
     ______________________________           Director                           November 7, 1996
     Steve R. Adams

                 *
     ______________________________           Director                           November 7, 1996
     John B. Bohannon

                 *
     ______________________________           Director                           November 7, 1996
     Ann C. Carter

                 *
     ______________________________           Director                           __________, 1996
     Mark S. Swindle

                 *
     ______________________________           Director                           November 7, 1996
     Lester H. Harmon

                 *
     ______________________________           Director                           November 7, 1996
     William P. Johnson

                 *
     ______________________________           Director                            November 7, 1996
     Philip Kauffman

                 *
     ______________________________           Director                           November 7, 1996
     Jeff R. Matthews

                 *
     ______________________________           Director                           November 7, 1996
     Charles J. Puckett

                 *
     ______________________________           Director                           November 7, 1996
     William C. Seaton



*    /s/ Timothy I. Warren
     --------------------------------------
     Timothy I. Warren, as Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------


Sequential
Exhibit No.
-----------
2.1            Articles of Incorporation of the Registrant dated August 27, 1996
               (filed as Exhibit 2.1 to Registrant's Registration Statement on
               Form SB-1 (Registration No. 333-12293) filed September 19, 1996
               (the "Registration Statement") which exhibit is incorporated herein by reference)

2.2            Bylaws of the Registrant (filed as Exhibit 2.2 to the
               Registration Statement and incorporated herein by reference)

4              Form of Subscription Agreement (included as Appendix A to
               Prospectus)

6.1            Employment Agreement between the Registrant and Timothy I. Warren

6.2 Line of Credit Agreement from Peoples Bank of Fannin County to the Organizers (filed as Exhibit 6.2 to the Registration
               Statement and incorporated herein by reference)

6.3            Lease Agreement with respect to Temporary Headquarters and
               Assignment and Assumption with respect thereto (filed as Exhibit
               6.3 to the Registration Statement and incorporated herein by reference)

6.4            Purchase and Sale Agreement with Respect to Main Office Site
               (filed as Exhibit 6.4 to 6.5 the Registration Statement and incorporated herein by reference)

6.5            Employee Incentive Stock Option Plan (filed as Exhibit 6.5 to the
               Registration Statement and incorporated herein by reference)

9              Escrow Agreement between The Bankers Bank and the Registrant

10(a)(i)       Consent of Snyder, Camp, Stewart & Co., LLP

10(a)(ii)      Consent of Holland & Knight (included in Exhibit 11)

11 Opinion of Holland & Knight regarding the legality of the securities to be offered (filed as Exhibit 11 to the Registration
               Statement and incorporated herein by reference)